SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated April 8, 2005 regarding matters to be approved at the annual general meeting (the “Annual General Meeting”) of Hutchison Global Communications Holdings Limited (“HGCH”) to be held on May 5, 2005.

1.2	Announcement dated April 11, 2005 providing notice of the Annual General Meeting.

1.3	2004 annual report of HGCH.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Global Communications Holdings Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES

TO ISSUE AND REPURCHASE SHARES

AND

PROPOSED AMENDMENT TO THE BYE-LAWS

A notice convening an annual general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 5 May 2005 at 11:30 a.m. or any adjournment thereof to approve the matters referred to in this circular is set out on pages 13 to 16 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

8 April 2005
* For identification purposes only

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“Annual General Meeting”	the annual general meeting of the Company to be held on 5 May 2005 or any adjournment thereof;

“Board”	board of Directors;

“Bye-laws”	bye-laws of the Company;

“Company”	Hutchison Global Communications Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange;

“Directors”	directors of the Company;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Issue Mandate”

the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Latest Practicable Date”	31 March 2005, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	the People’s Republic of China;

“Repurchase Mandate”

the general and unconditional mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

DEFINITIONS

“Retiring Directors”	the Directors retiring at the Annual General Meeting and, being eligible, are offering themselves for re-election at the Annual General Meeting, both in accordance with the Bye-laws;

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;

“Share(s)”	share(s) in the capital of the Company with a par value of HK$0.10 each;

“Shareholder(s)”	holder(s) of Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers.

LETTER FROM THE BOARD

(incorporated in Bermuda with limited liability)

Executive Directors:	Registered office:
FOK Kin-ning, Canning (Chairman)	Clarendon House
LAI Kai Ming, Dominic (Deputy Chairman)	Church Street
(Also as alternate to Fok Kin-ning, Canning	Hamilton HM 11
and Chan Wen Mee, May)	Bermuda
CHOW WOO Mo Fong, Susan
Frank John SIXT	Hong Kong principal office:
Dennis Pok Man LUI	22nd Floor
WONG King Fai, Peter (Chief Executive Officer)	Hutchison House
KAN Ka Wing, Frankie (Chief Financial Officer)	10 Harcourt Road
CHAN Wen Mee, May (Michelle)	Hong Kong
(Also as alternate to Lai Kai Ming, Dominic and
Chow Woo Mo Fong, Susan)
LAM Hon Nam

Non-executive Directors:
Tuan LAM
YANG Paul Chunyao
(Alternate to Tuan Lam)

Independent Non-executive Directors:
CHEONG Ying Chew, Henry
CHENG Ming Fun, Paul
LAM Lee G.

8 April 2005

To the Shareholders

Dear Sir or Madam,

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES

TO ISSUE AND REPURCHASE SHARES

AND

PROPOSED AMENDMENT TO THE BYE-LAWS

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. These are: (i) re-election of Directors; and (ii) grant of the Issue Mandate and the Repurchase Mandate; and (iii) proposed amendment to the Bye-laws.

*	For identification purposes only

LETTER FROM THE BOARD

PROPOSED DIRECTORS FOR RE-ELECTION

In accordance with Bye-laws 87(1) and 87(2), Mr. Lai Kai Ming, Dominic, Ms. Chan Wen Mee, May (Michelle) and Mr. Tuan Lam will retire and, being eligible, will offer themselves for re-election at the Annual General Meeting. Moreover, pursuant to Bye-law 86(2), Mr. Cheng Ming Fun, Paul will retire and, being eligible, will offer himself for re-election at the Annual General Meeting. Information on the Retiring Directors as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 17 May 2004, ordinary resolutions were passed to, among other things, grant the general mandates to the Directors (i) to repurchase, among other things, Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on 17 May 2004; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on 17 May 2004 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company’s then issued share capital) of any Shares repurchased by the Company.

These general mandates will lapse at the conclusion of the Annual General Meeting. At the Annual General Meeting, an ordinary resolution will be proposed to grant the Issue Mandate to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Issue Mandate to provide flexibility to the Company to raise funds by issue of Shares efficiently.

At the Annual General Meeting, it is also proposed to grant to the Directors the Repurchase Mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Repurchase Mandate.

If the Repurchase Mandate is granted, a further ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Issue Mandate.

With respect to the Issue Mandate and the Repurchase Mandate, the Directors wish to state that they have no present intention of exercising the Issue Mandate to issue any Shares for fund raising purposes or the Repurchase Mandate to repurchase any Shares.

LETTER FROM THE BOARD

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

PROPOSED AMENDMENT TO THE BYE-LAWS

The Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 of the Listing Rules came into effect on 1 January 2005. A special resolution will be proposed at the Annual General Meeting to update the Bye-laws to take into account of the requirements of the Code. Such amendment has the effect of requiring every Director to be subject to retirement by rotation at the annual general meeting of the Company. Please refer to the special resolution set out in the notice of the Annual General Meeting contained in this circular for details of the proposed amendment to the Bye-laws.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting is set out on pages 13 to 16 of this circular. A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time fixed for the holding of the Annual General Meeting. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

Pursuant to the Bye-laws, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)

by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)

by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

LETTER FROM THE BOARD

(d)

by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATIONS

The Board considers that the re-election of the Directors as described in the section headed “Proposed Directors for Re-election” above, the granting of the Issue Mandate and the Repurchase Mandate and the proposed amendment to the Bye-laws to be in the best interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the Bye-laws is available for inspection at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours for a 14-day period immediately preceding the Annual General Meeting to be held on 5 May 2005.

Yours faithfully,

For and on behalf of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

The following is the information, as at the Latest Practicable Date, required to be disclosed under the Listing Rules on the Retiring Directors proposed to be re-elected at the Annual General Meeting:

(1)	LAI Kai Ming, Dominic, BSc, MBA

Mr. Lai, aged 51, has been a Non-executive Director of the Company since 2000 and an Executive Director and Deputy Chairman of the Company since 2003. He holds a Bachelor of Science (Hons) degree and a Master’s degree in Business Administration.

He is the deputy chairman of Hutchison Harbour Ring Limited (“HHR”, a company whose shares are listed on the Main Board of the Stock Exchange) and a director of Hutchison Telecommunications (Australia) Limited (whose shares are listed on the Australian Stock Exchange) and priceline.com Incorporated (whose shares are listed on the US Nasdaq). He was previously a director of Computer And Technologies Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange) and Partner Communications Company Ltd. (whose securities are listed on the Tel-Aviv Stock Exchange and traded on the London Stock Exchange and the US Nasdaq). He has over 21 years of management experience in different industries.

Mr. Lai is an executive director of Hutchison Whampoa Limited (“HWL”, a company whose shares are listed on the Main Board of the Stock Exchange) and a director of Hutchison International Limited, both being substantial shareholders of the Company within the meaning of Part XV of the SFO. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mr. Lai does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lai does not have interests in any Shares within the meaning of Part XV of the SFO. The term of his service as a Director is subject to retirement by rotation at annual general meetings of the Company in accordance with provisions of the Bye-laws. He is entitled to a director’s fee of HK$70,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(2)	CHAN Wen Mee, May (Michelle), BBA

Ms. Chan, aged 40, has been an Alternate Director of the Company since 2000 and a Non-executive Director of the Company since 2002. She was designated as an Executive Director of the Company on 3 September 2003. She holds a Bachelor’s degree in Business Administration.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

She is an executive director of HHR. She is also a director of Hutchison E-Commerce Limited and Metro Broadcast Corporation Limited. She was the general manager, China Marketing of Hutchison Whampoa Properties Limited.

Ms. Chan is the general manager, Group Business Development of HWL, a substantial shareholder of the Company within the meaning of Part XV of the SFO. She also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Ms. Chan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Ms. Chan does not have interests in any Shares within the meaning of Part XV of the SFO. The term of her service as a Director is subject to retirement by rotation at annual general meetings of the Company in accordance with provisions of the Bye-laws. She is entitled to a director’s fee of HK$70,000 per annum (or a pro rata amount for the duration of her directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

(3)	Tuan LAM, BS, MBA

Mr. Lam, aged 36, has been a Non-executive Director of the Company since 2002. He holds a Master degree in Business Administration from Harvard Business School and Bachelor degrees in Industrial Engineering and Economics from Stanford University, USA.

He is the managing director and Co-Head of DBS Private Equity, the private equity and venture capital unit of DBS Bank. Prior to joining DBS, Mr. Lam was managing director, Acquisitions of ICG Asia Limited, a joint venture between HWL and US-based Internet Capital Group, Inc., from 2000 to 2001. Before that, he spent 7 years with Goldman Sachs & Co. in the Investment Banking Division and Principal Investments Area. Save as disclosed above, Mr. Lam does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lam does not have interests in any Shares within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Lam for the appointment of Mr. Lam as a Non-executive Director of the Company for an initial term of one year ending on 31 December 2005 which will be automatically renewed for successive 12-month periods, subject to possible re-election in accordance with provisions of the Bye-laws. He is entitled to a director’s fee of HK$70,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

(4)	CHENG Ming Fun, Paul, JP

Mr. Cheng, aged 68, has been an Independent Non-executive Director of the Company since 28 September 2004. He is a member of the Audit Committee of the Company.

He is currently a director of Esprit Holdings Ltd., Sino Land Company Limited, Sino Hotels (Holdings) Ltd., Tsim Sha Tsui Properties Ltd., Kingboard Chemical Holdings Ltd. and New World Mobile Holdings Ltd., all being companies listed on the Main Board of the Stock Exchange. In addition, he is currently a member of the Executive Committee of the PRC-based All China Federation of Industry and Commerce and serves as an advisor to the China National Committee for Pacific Economic Co-operation and China Center for Economic Research of the Peking University. He is also a member of the Chinese University of Hong Kong Council, an adjunct professor of Management of Organizations at the Hong Kong University of Science and Technology and a Steward of The Hong Kong Jockey Club.

Mr. Cheng was previously director of The Wharf (Holdings) Ltd., Sa Sa International Holdings Ltd., Chevalier International Holdings Ltd. (companies whose shares are listed on the Main Board of the Stock Exchange) and Spirent plc. (whose securities are listed on the London Stock Exchange). He was also a former member of the Hong Kong Legislative Council as well as chairman of Inchcape Pacific Limited, N M Rothschild & Sons (Hong Kong) Limited, the Hong Kong General Chamber of Commerce and the American Chamber of Commerce in Hong Kong.

He is also an independent non-executive director and the chairman of the audit committee of HHR. Mr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Cheng does not have interests in any Shares within the meaning of Part XV of the SFO. The term of his service as a Director is subject to retirement by rotation at annual general meetings of the Company in accordance with provisions of the Bye-laws. He is entitled to a director’s fee of HK$140,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(1)	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 6,903,975,961 Shares. On the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the exercise in full of the proposed Repurchase Mandate can result in up to 690,397,596 fully paid Shares (representing 10% of the issued share capital of the Company) being repurchased by the Company during the course of the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

(2)	REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its Shareholders in terms of enhanced net asset value per Share and/or improved earnings per Share.

(3)	FUNDING OF REPURCHASES

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares. Pursuant to the Repurchase Mandate, repurchases would be funded entirely from the funds legally available for that purpose. Bermuda law provides that the purchase of Shares may only be effected out of the capital paid up on the purchased shares, funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a new issue of securities of the Company made for the purpose. Any amount of premium payable on the purchase over the par value of the Shares to be purchased must be out of either funds of the Company which would otherwise be available for dividend or distribution or out of the Company’s share premium account. Such purchase may not be made if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

There might be an adverse impact on the working capital and/or gearing position of the Company as compared with the position disclosed in its latest published audited accounts for the year ended 31 December 2004 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(4)	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months prior to the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$

2004

April	0.650	0.495
May	0.520	0.390
June	0.470	0.405
July	0.540	0.415
August	0.530	0.465
September	0.520	0.465
October	0.490	0.415
November	0.455	0.410
December	0.435	0.400

2005

January	0.465	0.415
February	0.510	0.440
March	0.470	0.435

(5)	EFFECT OF THE TAKEOVERS CODE

As at the Latest Practicable Date, Hutchison Global Communications Investment Holding Limited (“HGCI”) held 3,626,888,793 Shares, representing approximately 52.53% of the total issued share capital of the Company as at such date. On such basis, if the Repurchase Mandate is fully exercised by the Company, there will be an effect of increasing the percentage shareholding of HGCI in the Company to 58.37%, but such increase will not give rise to any obligation under Rule 26 of the Takeovers Code to make a general offer.

(6)	DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

(7)	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules, all applicable laws of Bermuda and the Memorandum of Association and the Bye-laws of the Company.

(8)	REPURCHASES MADE BY THE COMPANY

The Company did not purchase any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

NOTICE OF ANNUAL GENERAL MEETING

(incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Global Communications Holdings Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 5 May 2005 at 11:30 a.m. for the following purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)

subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)

the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

*	For identification purposes only

NOTICE OF ANNUAL GENERAL MEETING

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

NOTICE OF ANNUAL GENERAL MEETING

(B)	“THAT:

(a)

subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase Shares on, subject to and in accordance with all applicable laws and rules on The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited, be generally and unconditionally approved;

(b)

the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)

“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

NOTICE OF ANNUAL GENERAL MEETING

5.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

“THAT the existing Bye-laws of the Company be and are hereby amended as follows:

By deleting the existing Bye-law 87.(1) in its entirety and replacing it with the following:

“87.(1)

Notwithstanding any other provisions in the Bye-laws, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third or such other manner of rotation as may be required by the rules of any Designated Stock Exchange (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time) shall retire from office by rotation.””

The register of members of the Company will be closed from Friday, 29 April 2005 to Thursday, 5 May 2005, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 April 2005

Notes:

1.

In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:00 p.m. on Thursday, 28 April 2005.

2.	Only members are entitled to attend and vote at the Meeting.

3.

A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the chairman of the Meeting will exercise his power under Bye-law 66 of the Bye-laws of the Company to put each of the above resolutions to the vote by way of a poll.

5.

With respect to Ordinary Resolution No. 4(A), the directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No. 4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.

A circular containing the information regarding the directors of the Company proposed to be re-elected, general mandates to issue and repurchase shares of the Company and the proposed amendment to the Bye-laws of the Company is being sent to the shareholders of the Company together with the Company’s 2004 Annual Report.

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)                                                                                                                                               shares

of HK$0.10 each in the share capital of HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED (the “Company”),

hereby appoint (note 3)

of

or failing him the Chairman of the meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Thursday, 5 May 2005 at 11:30 a.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004.
2.	(a) To re-elect Mr. LAI Kai Ming, Dominic as a director.
(b) To re-elect Ms. CHAN Wen Mee, May (Michelle) as a director.
(c) To re-elect Mr. Tuan LAM as a director.
(d) To re-elect Mr. CHENG Ming Fun, Paul as a director.
(e) To authorise the board of directors to fix the directors’ remuneration.
3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.
4.	(a) Ordinary resolution on item 4(A) of the Notice of the Meeting.
(To grant a general mandate to the directors of the Company to issue additional shares)
(b) Ordinary resolution on item 4(B) of the Notice of the Meeting.
(To grant a general mandate to the directors of the Company to repurchase shares of the Company)
(c) Ordinary resolution on item 4(C) of the Notice of the Meeting.
(To extend the general mandate to the directors of the Company to issue additional shares)
5.	Special resolution on item 5 of the Notice of the Meeting.
(To amend the Bye-laws of the Company)

Dated 2005	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.

Please insert the number of shares of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against the resolution in the event that a poll is called, please insert the number of shares in the relevant box.

5.

The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.

Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.

Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.

At the Meeting, the Chairman of the Meeting will exercise his power under Bye-law 66 of the Company’s Bye-laws to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

*	For identification purposes only

Exhibit 1.2

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Global Communications Holdings Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 5 May 2005 at 11:30 a.m. for the following purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A) “THAT:

(a)

subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)

the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)

subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase Shares on, subject to and in accordance with all applicable laws and rules on The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited, be generally and unconditionally approved;

(b)

the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)

“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

“THAT the existing Bye-laws of the Company be and are hereby amended as follows:

By deleting the existing Bye-law 87.(1) in its entirety and replacing it with the following:

“87.(1)

Notwithstanding any other provisions in the Bye-laws, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third or such other manner of rotation as may be required by the rules of any Designated Stock Exchange (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time) shall retire from office by rotation.””

The register of members of the Company will be closed from Friday, 29 April 2005 to Thursday, 5 May 2005, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 April 2005

Notes:

1.

In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:00 p.m. on Thursday, 28 April 2005.

2.	Only members are entitled to attend and vote at the Meeting.

3.

A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the chairman of the Meeting will exercise his power under Bye-law 66 of the Bye-laws of the Company to put each of the above resolutions to the vote by way of a poll.

5.

With respect to Ordinary Resolution No. 4(A), the directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No. 4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.

A circular containing the information regarding the directors of the Company proposed to be re-elected, general mandates to issue and repurchase shares of the Company and the proposed amendment to the Bye-laws of the Company is being sent to the shareholders of the Company together with the Company’s 2004 Annual Report.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. Tuan LAM
Mr. LAI Kai Ming, Dominic (Deputy Chairman)	Mr. YANG Paul Chunyao
Mrs. CHOW WOO Mo Fong, Susan	(alternate to Mr. Tuan Lam)
Mr. Frank John SIXT
Mr. Dennis Pok Man LUI	Independent Non-executive Directors:
Mr. WONG King Fai, Peter	Mr. CHENG Ming Fun, Paul
Mr. KAN Ka Wing, Frankie	Mr. CHEONG Ying Chew, Henry
Ms. CHAN Wen Mee, May	Dr. LAM Lee G.
Mr. LAM Hon Nam

*	For identification purposes only

A member of Hutchison Telecom Group

Exhibit 1.3

Corporate Information

Chairman

FOK Kin-ning, CanningΔ, BA, DFM, ACA (Aus)

Deputy Chairman

LAI Kai Ming, Dominic, BSc, MBA

(Also as alternate to Fok Kin-ning, Canning and Chan Wen Mee, May (Michelle))

Executive Directors

CHOW WOO Mo Fong, Susan, BSc

Frank John SIXT, MA, LLL

Dennis Pok Man LUI, BSc

WONG King Fai, Peter, MSc, FHKIE

Chief Executive Officer

KAN Ka Wing, Frankie, BA, ACA

Chief Financial Officer

CHAN Wen Mee, May (Michelle), BBA

(Also as alternate to Lai Kai Ming, Dominic and Chow Woo Mo Fong, Susan)

LAM Hon Nam, BSc

Non-executive Directors

Tuan LAM, BS, MBA

YANG Paul Chunyao, BS, MBA, MS

(Alternate to Tuan Lam)

Independent Non-executive Directors

CHENG Ming Fun, Paul*, JP

CHEONG Ying Chew, Henry*#, BSc, MSc

LAM Lee G.+#, BSc, MSc, MBA, DPA, PhD, FHKIoD

Company Secretary

Edith SHIH, BSE, MA, MA, EdM, FCS, FCIS

Auditors

PricewaterhouseCoopers

Bankers

The Hongkong and Shanghai Banking Corporation Limited

Nanyang Commercial Bank, Limited

Maybank

+	Chairman of Audit Committee
*	Member of Audit Committee
Δ	Chairman of Remuneration Committee
#	Member of Remuneration Committee

Contents

Business Highlights 2004	2

Financial Highlights	4

Chairman’s Statement	5

Operations Review	8
• Voice – Residential and Business	10
• Broadband and Multi-media Services	14
• Data and Other Businesses	18

Biographical Details of Directors and Senior Management	26

Report of the Directors	30

Corporate Governance Report	54

Auditors’ Report	65

Consolidated Profit and Loss Account	66

Consolidated Balance Sheet	67

Company Balance Sheet	69

Consolidated Cash Flow Statement	70

Consolidated Statement of Changes in Equity	72

Notes to the Accounts	73

Schedule of Investment Properties	126

Four Year Summary	127

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

February

March

February
The Group was the first Fixed Telecommunications Network Services operator in Hong Kong to establish a total interconnection capacity of 22.5 Gbit/s between Mainland China and Hong Kong.

February
The Group worked with 3 Hong Kong and CK Communications Limited to introduce the world's first video communications service between 3 video mobile phone and Vfone. The pioneering connection further establishes a community extensively using video-based communications.

March
The Group jointly established the world's first inter-Autonomous System International Ethernet network with South Korea KT Corporation. It signifies a technology breakthrough that transforms traditional local Metro Ethernet connectivity into a powerful multipoint-to-multipoint International Ethernet service that can extend across geographical boundaries. It is as if the sites were all attached to the same simple Ethernet LAN.

April
The Group's Residential Broadband service was certified as Xbox *Live* compatible Internet service in Hong Kong, delivering the ultimate gaming experience on Xbox *Live* with the ultra-fast and seamless broadband service.

February

HGC

April

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

August

PCCW
NWT

November

August

The Group unveiled the innovative "Home Zone Residential Telephone Line" service. This novel mode of communications spearheads "Fixed Mobile Convergence" ("FMC") by allowing Hong Kong customers to make and receive unlimited free calls via the home telephone in designated neighbourhoods.

October

The Group further extended the world's first inter-Autonomous System International Ethernet network to Taiwan through cooperations with Taiwan Fixed Network and Koos Broadband Telecom.

November

The Group embarked on the setting up of a private Internet peering arrangement with PCCW Limited and New World Telecommunications Limited. The newly established private Internet peering platform enhanced the speed and reliability of Internet connections for Hong Kong Internet access customers.

December

The Group's fixed telecommunications network extended its total linear length of ducting to over 4,600 kilometres and that of core fibre optical cable to over 800,000 kilometres. The Group owns the largest fibre-to-the-building telecommunications network in Hong Kong.

October

December

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

	2004 HK$’000	2003 HK$’000	Percentage Change
Turnover
Telecommunications Services	1,904,179	1,601,130	+ 19%
IT Solutions	816,431	–	+ 100%
	2,720,610	1,601,130	+ 70%

EBIT (Note 1)	197,036	167,070	+ 18%
Finance costs	(95,272)	(114,230)	– 17%
Share of loss of an associated company	(217)	–	+ 100%
Profit before taxation	101,547	52,840	+ 92%
Taxation	(3,437)	–	+ 100%
Profit after taxation	98,110	52,840	+ 86%
Minority interests	(1,598)	–	+ 100%
Profit attributable to shareholders	96,512	52,840	+ 83%
Total assets	8,700,009	7,694,424	+ 13%
Net debt (Note 2)	7,114,933	3,431,427	+ 107%
Shareholders’ funds	236,527	3,291,994	– 93%
Basic earnings per share	1.48 cents	1.08 cents	+ 37%
Diluted earnings per share	1.33 cents	N/A	N/A
Return on average shareholders’ funds	5.5%	1.6%	+ 3.9%
Net debt to net capital ratio (Note 3)	97%	51%	+ 46%
Interest coverage	2.1	1.5	+ 40%

Note 1:	EBIT represents operating profit or earnings before finance costs, share of loss of an associated company, taxation and minority interests.

EBIT improved 66% to reach HK$197 million, after excluding one-off gains from Universal Service Contribution refund and government rates adjustment in 2003.

Note 2:	Net debt is defined as total borrowings (excluding finance lease payable) net of total cash and cash equivalents (including pledged bank deposits).

Note 3:	Net capital is defined as net debt plus issued equity, reserves and minority interests.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

“We pride ourselves on our state-of-the-art fibre-to-the-building network infrastructure, recognized as one of the most advanced not just in Hong Kong but also in the world. Our network enables us to offer a whole spectrum of voice, data, video, multi-media and broadband applications at a very high transmission speed. As we continue to expand our network coverage in Hong Kong to reach more than 1.2 million households and over 5,000 buildings, we are now providing premium telecommunications services to all segments of the territory’s residential and business markets.”

“In terms of revenue and profit growth, we believe the performance of the Group’s telecommunications business compares very favourably with those achieved by the other fixed telecommunications network licence holders in Hong Kong.”

Results

We are pleased to report that following the combination of Vanda Group[1], HGC Group[2] and PowerCom Group[3] in March 2004, Hutchison Global Communications Holdings Limited (formerly, Vanda Systems & Communications Holdings Limited) (the “Company”) and its subsidiaries and associates (the “Group”) achieved strong growth in all areas of their business. Such growth translates into profit attributable to shareholders for the year ended 31 December 2004 in the amount of HK$97 million, representing an improvement of 83% over the previous year. Basic earnings per share increased by 37% to reach 1.48 cents. In terms of revenue and profit growth, we believe the performance of the Group’s telecommunications business compares very favourably with those achieved by the other fixed telecommunications network licence holders in Hong Kong.

Dividend

Despite the net profits[4] recorded over the past two years, the Company is not in a position to pay a dividend until its accumulated losses from previous years are written off. Management has been focusing on the necessary formalities to be addressed for eliminating such accumulated losses in order to place the Board in a position to consider recommending a dividend payment in the near future. For the year ended 31 December 2004, the Directors do not recommend the payment of dividend.

Operations

During the past year, competition intensified in all segments of the telecommunications market including those segments which had previously been dominated by a limited number of operators. Such intensive competition resulted in severe price erosion and caused several well-established players to exit the market. As prices have fallen to very affordable levels, consumers increasingly favour operators which can provide superior technical and service qualities, reliabilities and value added solutions.

We pride ourselves on our state-of-the-art fibre-to-the-building network infrastructure, recognized as one of the most advanced not just in Hong Kong but also in the world. Our network enables us to offer a whole spectrum of voice, data, video, multi-media and broadband applications at a very high transmission speed. As we continue to expand our network coverage in Hong Kong to reach more than 1.2 million households and over 5,000 buildings, we are now providing premium telecommunications services to all segments of the

[1]	Vanda Systems & Communications Holdings Limited and its subsidiaries and associates
[2]	Hutchison Global Communications Investments Limited and its subsidiaries
[3]	PowerCom Network Hong Kong Limited and its subsidiaries
[4]	Net profits represent profit attributable to shareholders as shown in the consolidated profit and loss account for the year ended 31 December 2004 and 2003 respectively.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

“Our clients include all major fixed-line and mobile service providers, many international retail and investment banks, a large number of statutory and quasi-governmental bodies, hospitals, schools and some mission-critical institutions like the Hong Kong Jockey Club.”

territory’s residential and business markets. The superior quality of our network is attested by the many recognitions from consumer bodies and market commentators over the past years.

Building upon this solid foundation, the number of subscribers for our residential voice and broadband services grew by 17% to 248,000 and 47% to 175,000 respectively over 2003, and our data service revenue improved by 13% during the year, amid significant price fall. Our clients include all major fixed-line and mobile service providers, many international retail and investment banks, a large number of statutory and quasi-governmental bodies, hospitals, schools and some mission-critical institutions like the Hong Kong Jockey Club. Recently, content service providers like Galaxy Satellite Broadcasting Limited (“Galaxy”) chose to cooperate with us to deliver innovative infotainment contents to Hong Kong households and fast growing global Internet telephony provider, Skype Technologies S.A. (“Skype”), entered into a co-branding agreement with us to promote their service in the territory. It is expected that these cooperations will increase customer intake for our residential broadband services and add to the range of bundled products we can offer to our customers. It also demonstrates our distinctive position within the industry making us the partner of choice for launching new broadband applications and services.

On the international front, we have established an international team to provide regional and international telecommunications services several years ago. In anticipation of an upsurge in demand as prices continue to fall, the team has forged strong alliances with major telecommunications operators across the globe and has established presence outside Hong Kong including Malaysia, the Philippines, Singapore, Taiwan, Thailand and the United States, and in Mainland China – Beijing, Shanghai and Shenzhen. These arrangements allow the Group to deal directly with carriers and corporations with local and regional presence for the provision of a full range of telecommunications services. In 2004, we have more than doubled our traffic volume and capacity with such carriers and corporations for both voice and data services. By the end of 2004, our interconnection arrangements with international carriers stand at 77, an increase of 30 over last year.

Our international platform spans and connects to many major countries across the globe as well as emerging markets such as Vietnam and Russia. The platform is established on basis of indefeasible right of use and leases together with a variety of cooperation arrangements with international operators. Playing a leading role in the industry, we established in 2004 the world’s first Ethernet to Ethernet services with top broadband carriers in South Korea and Taiwan. Recently, we have also embarked on the setting up of a private Internet peering arrangement with PCCW Limited and New World Telecommunications Limited to strengthen our management of bandwidth and Internet access. For communications to and from Mainland China, our direct connections with major mainland operators are capable of delivering a transmission speed of 22.5 Gbit/s (gigabits per second) which exceeds those offered by any other fixed-line telecommunications operators in Hong Kong with direct fibre land links to Mainland China. Our international

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

circuits are directly connected to our self-managed local loops in Hong Kong, enabling us to provide one-stop services to our customers.

Our telecommunications services division contributed EBIT of HK$174 million for 2004, an improvement of 47% over 2003 (after excluding one-off gains of HK$24 million from Universal Service Contribution (“USC”) refund and HK$24 million from government rates adjustment in 2003). The exciting growth prospect of the Group has continued to attract promising talents across the industry.

As regards our IT solutions division, we are encouraged by the results achieved in 2004. For the period from the combination on 12 March 2004 to 31 December 2004, EBIT generated by our IT business amounted to HK$23 million. This is in sharp contrast with loss from operating activities of HK$52 million incurred for the nine-month period ended 31 December 2003.

Outlook

The overall market sentiment has recently improved and a healthy growth in the Hong Kong’s economy is generally expected for 2005. Increasing inbound and outbound PRC investment activities, as well as the recent tourism boom are both expected to benefit the resurgent economy. The outlook for the Asian region is also positive. This positive sentiment is expected to increase the demand for both local and international bandwidth and also boost spending in telecommunications and IT projects in the business sector.

Looking ahead, we will continue to leverage our state-of-the-art network and capitalise on the many advantages it offers, particularly in the rollout of new broadband products employing modern Internet Protocol-based (“IP”) technology. As our network is already voice over Internet protocol (“VoIP”) enabled, we are now working towards integration of fixed and mobile services in our efforts to establish a most powerful next generation network.

The Group is in a privileged position of being a member of the Hutchison Whampoa Limited Group that engages in fixed-line telecommunications business on a global basis. Accordingly, it is in a favourable position to satisfy intra-group demand for bandwidth and fixed-line telecommunications services and pursue new ventures with the affiliated mobile telephone operations.

With our network coverage now spanning over 800,000 kilometres of core fibre optical cable in Hong Kong, and serving over 50 cities across the globe, we consider that it is the appropriate time for more intense marketing activities. Our aim is to make the Group a household name not only in Hong Kong but also in Asia. Whilst the future is full of challenges, we are confident of becoming a formidable player in both Hong Kong and the region.

I would like to take this opportunity to thank the Board of Directors and all of the Group’s employees for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 7 March 2005

“Playing a leading role in the industry, we established in 2004 the world’s first Ethernet to Ethernet services with top broadband carriers in South Korea and Taiwan.”

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

On 12 March 2004, Vanda Group, HGC Group and PowerCom Group businesses were combined to form the Group. The Group’s financial statements have been prepared in accordance with the reverse acquisition method pursuant to the requirements of Hong Kong Financial Reporting Standards (“HKFRS”) 3, “Business Combinations”. Pursuant to the requirements under HKFRS 3, HGC Group is deemed to be the effective acquirer of Vanda Group and the respective businesses of the three groups were combined as from the said date of combination.

As regards to financial statements prior to the combination, the 2003 comparative figures represent the consolidated financial statements of HGC Group only. Details regarding the reverse acquisition accounting and basis of preparation of the consolidated financial statements are set out in note 1 and note 2A of the Notes to the Accounts respectively.

Since the combination, the Group has been focusing on two core businesses - the provision of telecommunications services and IT solutions. Turnover for the year totalled HK$2,721 million, an increase of 70% over last year. The increase is mainly due to continued service expansion in the telecommunications services division and contribution from the IT solutions division. EBIT for the year improved by 66% (after excluding one-off gains of HK$24 million from USC refund and HK$24 million from government rates adjustment in 2003) over last year to HK$197 million.

The telecommunications services division provides a comprehensive range of services spanning local and International Direct Dialling (“IDD”) voice call services, residential broadband and local and international data transmission services. Our client base includes local residents, global and local telecommunications operators, multi-national companies, small and medium enterprises (“SMEs”) and government departments. Turnover for this division improved by 19% to HK$1,904 million in 2004, whilst EBIT reached HK$174 million, a 47% increase from 2003 (after excluding one-off gains of HK$24 million from USC refund and HK$24 million from government rates adjustment mentioned above).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

OPERATIONS REVIEW

voice

residential and business

Connecting
you with the
Next Generation

Nothing beats being able to talk it over with family, friends or business associates.

Supported by a world-leading optical fibre network, the Group helps you make a human connection by delivering clear and fast voice communications. It’s the next best thing to actually being there. Even if you are chatting to someone on another continent, our IDD services provide seamless global interconnectivity for the most rewarding communications experiences. What’s more, we have now added a visual dimension with the introduction of the innovative Vfone. So when Dad calls home, not only can he talk to Junior but they can see each other as well.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

By the end of 2004, the number of our subscribed lines for residential voice grew by 17% to reach approximately 248,000. Healthy growth was also achieved in the commercial voice sector.

The IDD services offered by the Group currently covers over 230 countries and destinations. Although prices remain low due to intense competition, there has been substantial growth in the traffic volume handled by us. Total handled traffic increased from 502 million minutes in 2003 to over 1,050 million minutes in 2004.

We launched our Vfone service in late 2003. Vfone is a broadband-based video phone which allows customers to communicate and interact with each other via a premium quality video display. The Vfone has generated substantial interests and customer intakes have been encouraging.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

We also introduced our “Residential Broadband Phone” services in late 2004 to allow our customers to enjoy phone services with simultaneous access to the Internet. The recently announced co-branding arrangement with global Internet telephony provider Skype further demonstrates our versatility and readiness to meet the challenge of Internet telephony. Through this arrangement, the Group can cater to the communications needs of tech-savvy users for Internet telephony and a host of value added Internet-based services such as instant messaging, instant conferencing and a global directory.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

OPERATIONS REVIEW

broadband

& multi-media services

Ultra-fast
Connectivity &
Scalable Capacity

Whether you are researching a college paper, watching movie or keeping your fingers on the pulse of the world, HGC Broadband puts you at the centre of the multi-media world from the comfort of home.

Supported by Gigabit Ethernet technology, our residential broadband service is renowned for its dedicated bandwidth and speedy access. This ultra-fast connectivity lets you access a compelling range of infotainment and communications services. What’s more, on-line gamers at faraway terminals can get together to enjoy the most realistic and thrilling gaming experience available, without sacrificing other on-line activities.

With us, you’ll always be up to speed.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The number of residential broadband subscribers continues to increase globally and Asia is one of the biggest and fastest growing regional markets. Amongst the various economies in Asia, Hong Kong has one of the highest penetration rates with around 60% of households now using broadband for Internet access.

The Group provides one of the fastest bi-directional residential broadband services available in the market. The services are currently being offered via in-building connection using either telecommunications cables or electric power grids. At the end of December 2004, the number of subscribers for residential broadband services provisioned by either connection method reached approximately 175,000, representing an improvement of 47% since the beginning of the year, well above the industry average growth rate of 20% per annum.

In view of the increasing popularity of broadband television services and on-line phones, the Group has been working closely with different contents and application service providers to enhance our service offerings. Recently, the Group signed up with pay TV service provider, Galaxy (currently a wholly

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

owned subsidiary of Television Broadcasts Limited, Hong Kong’s leading television broadcaster), to deliver 34 channels of innovative infotainment contents to Hong Kong households through our broadband network. This arrangement demonstrates the superiority of our network in video transmission and enriches the contents and value of our broadband service.

As part of our continual efforts to expand our service coverage and our subscriber base, the Group continues to invest in the expansion of its network coverage and the improvement of its network infrastructure. The number of households reached by our network in Hong Kong has exceeded 1.2 million by the end of 2004. We have also enhanced the resilience of our network by improving its diversity which, in turn, further upgraded our already highly reliable residential broadband services.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Even when they can’t make it to the racetrack, Hong Kong’s horseracing fans can enjoy all the excitement of a last-minute flutter on their favourite pony.

Riding on the Group’s MetroNET data network, the Hong Kong Jockey Club connects its central sites at Shatin, Happy Valley and 116 Off-Course Betting branches, enabling secure and speedy betting entertainment transactions across the territory.

This is just one example of the top-notch networks, technology, data storage, IT solutions and facilities the Group delivers. Our customers not only include local and international corporations and service providers but also network carriers who in turn connect to all spheres of our daily lives.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The Group provides a wide range of customers in both the private and public sectors with reliable and high-speed data transmission services through its terrestrial network in Hong Kong and its regional and international capacities in various submarine cable systems. Not only has our total data revenue from local and international businesses in 2004 increased by 13% over 2003, we have also captured new businesses from many important and prestigious customers.

In the private sector, the Group won the contract to provide an odds and information service hotline platform to the Hong Kong Jockey Club. This contract is in addition to the existing arrangement for the provision of the advanced Multi-Service Network Infrastructure (“MSNI”) branch network service platform for connecting many of the Club’s Off-Course Betting branches to its main sites at Shatin and Happy Valley. We have widened our customer base for the banking sector during 2004 as we offered a variety of services to an increasing number of international retail and investment banks ranging from lower speed Metro-Ethernet (“MetroNET”) connections to high bandwidth communications based on Dense Wavelength Division Multiplexing (“DWDM”).

In the public sector, we are serving an increasing number of government departments, statutory and quasi-governmental bodies such as hospitals, libraries and schools. The scope and volume of data services required by such bodies increased significantly in 2004 as they continued to migrate their legacy network to the latest IP services. Among the public bodies that we serve, the Hospital Authority has awarded us a three-year contract for the provision of Internet access services and data communication services to link up 16 hospitals to three major data centres. The Information Technology Services Department and the Vocational

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Training Council have both contracted with us for the provision of data communications services.

The Group is an active promoter of on-line education and e-Learning in the educational sector. It is currently offering high-speed broadband connectivity to over 700 primary and secondary schools in Hong Kong.

The Group’s fixed telecommunications network in Hong Kong continued to expand in

2004. The total linear length of ducting of our network in Hong Kong exceeds 4,600 kilometres and the length of core fibre optical cable exceeds 800,000 kilometres. In terms of coverage, our network now reaches over 4,000 residential buildings as well as 1,000 commercial buildings in Hong Kong. With such a comprehensive coverage, future capital investments to be spent for the expansion of our local terrestrial network are not expected to be significant. We have also upgraded our MetroNET

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

the Group in a good position to meet the increasing demand for different IP services, especially in the Asian region.

Recently, we have also embarked on the setting up of a private Internet peering arrangement with PCCW Limited and New World Telecommunications Limited to strengthen our management of bandwidth and Internet access. Such arrangement is expected to provide a springboard to induce further development of bandwidth-hungry applications, and at the same time enhance the performances of services provided to broadband customers, Internet service providers, multi-national corporations and international carriers.

As a total solution provider, the Group is also providing comprehensive data centre hosting services to customers via backbone to further improve the quality of our corporate MetroNET broadband services. All these, together with the capacity of our overseas submarine cable systems and numerous partnership arrangements with major international carriers, place

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

its wholly-owned subsidiary, Hutchison GlobalCentre Limited. As at 31 December 2004, our data centres at Quarry Bay and Shatin were almost fully occupied. Many of our data centre customers are also obtaining telecommunications services from the Group at the same time.

The Group’s IT solutions division provides services and solutions in the areas of hardware and software distribution, software development, system integration and project-based and annual maintenance services. Major customer groups include banks and financial institutions (particularly in Mainland China), SMEs and governmental bodies. Besides providing IT solutions, there are plenty of opportunities for our IT solutions division to collaborate with our telecommunications services division to serve our customers’ needs for IT solutions and telecommunications services on an integrated basis. Turnover for this division reached HK$817 million in 2004, with EBIT turning positive at about HK$23 million. This is in sharp contrast with the loss from operating activities of HK$52 million reported in the last audited results covering the nine-month period ended 31 December 2003.

Group Capital

Resources and Liquidity

At 31 December 2004, the Group’s cash and bank balances (excluding pledged bank deposits) were HK$135 million (31 December 2003: HK$8 million) of which 15% were denominated in Hong Kong dollars, 22% in Singapore dollars, 21% in Renminbi, 25% in US dollars and 17% in other currencies.

At 31 December 2004, the Group’s borrowings of HK$7,260 million (31 December 2003: HK$3,440 million) were 99% denominated in Hong Kong dollars with the balance in other currencies.

At 31 December 2004, approximately 45% of the Group’s borrowings bore interest at fixed rates and the remaining 55% were at floating rates.

The net debt to net capital ratio of the Group as at 31 December 2004 was approximately 97% (31 December 2003: 51%). Excluding the loans and convertible note due to companies controlled by Hutchison Whampoa Limited, the ultimate holding company of the Group, the net debt to net capital ratio of the Group as at 31 December 2004 was approximately 17% (31 December 2003: 0.23%).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The Group’s capital expenditures have dropped to HK$740 million (2003: HK$1,298 million). Capital expenditures are shown by business segment in note 4 to the Notes to the Accounts.

Treasury Policies

The Group adopts a conservative and balanced treasury policy. At 31 December 2004, the Group had no material exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Pledge of Assets

As at 31 December 2004, other than the pledged deposits which were disclosed on the consolidated balance sheet, certain of the Group’s leasehold land and buildings with a net book value of HK$6 million (31 December 2003: nil) and investment properties with carrying value of HK$19 million (31 December 2003: nil) were pledged as security for banking facilities granted to the Group. The net book value of the Group’s fixed assets held under finance leases amounted to HK$0.1 million (31 December 2003: nil).

Contingent Liabilities

At 31 December 2004, the Group had provided guarantees given to banks for facilities granted to subsidiaries of HK$169 million (31 December 2003: nil) and guarantees given to suppliers for credit lines granted to subsidiaries of HK$42 million (31 December 2003: nil). At 31 December 2004, the Group had provided performance guarantees amounted to HK$5 million (31 December 2003: HK$4 million)

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

and for utility deposit in lieu of cash deposit of HK$4 million (31 December 2003: HK$9 million).

Community and

Employees’ Relations

The Group received a Caring Company Award from the Hong Kong Council of Social Service for its effort placed in the community. The need for care and concern within the community was particularly pronounced during the Severe Acute Respiratory Syndrome (“SARS”) outbreak. During this difficult time, the Group took the lead, providing free “Video Visit Service” for SARS patients in Princess Margaret Hospital and Wong Tai Sin Hospital, enabling “face-to-face” communication platform for those kept stayed in the hospitals with the outside community.

At 31 December 2004, the Group employed a work force of 2,135 with 1,476 in Hong Kong, 522 in PRC, 136 in South-East Asia and 1

in US (31 December 2003: 1,346) and the related employee cost for the year ended, including Directors’ emoluments, totalled HK$454 million (2003: HK$359 million). The Group maintains the salary and benefit levels at a competitive level and its employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus system.

The Group would not achieve such a remarkable year without the endeavour of our employees. I would like to take this opportunity to thank them for their hard work throughout the year.

WONG King-fai, Peter

Chief Executive Officer

Hong Kong, 7 March 2005

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

FOK Kin-ning, Canning

aged 53, has been the Chairman and an Executive Director of the Company since 2003. He is the Chairman of the Remuneration Committee of the Company. Mr. Fok is the Group Managing Director of Hutchison Whampoa Limited, Chairman of Hutchison Telecommunications International Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Global Communications Investment Holding Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is also the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. and the Co-Chairman of Husky Energy Inc. He is also the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

LAI Kai Ming, Dominic

aged 51, has been a Non-executive Director of the Company since 2000 and an Executive Director and Deputy Chairman of the Company since 2003. He is an Executive Director of Hutchison Whampoa Limited and a Director of Hutchison International Limited, both being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is also the Deputy Chairman of Hutchison Harbour Ring Limited and a Director of Hutchison Telecommunications (Australia) Limited and priceline.com Incorporated. He has over 21 years of management experience in different industries. He holds a Bachelor of Science (Hons) degree and a Master’s degree in Business Administration.

CHOW WOO Mo Fong, Susan

aged 51, has been an Executive Director of the Company since 2003. She is the Deputy Group Managing Director of Hutchison Whampoa Limited and a Director of Hutchison International Limited, Hutchison Telecommunications Limited, Hutchison Telecommunications Investment Holdings Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications International (Cayman) Holdings Limited, Amber International Holdings Inc., HTI (BVI) Holdings Limited, Hutchison Global Communications Investment Holding Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hutchison Harbour Ring Limited and a Director of Partner Communications Company Ltd., Hongkong Electric Holdings Limited and TOM Group Limited. She is a solicitor and holds a Bachelor’s degree in Business Administration.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Frank John SIXT

aged 53, has been an Executive Director of the Company since 12 March 2004. He is the Group Finance Director of Hutchison Whampoa Limited and a Director of Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Hutchison Telecommunications Limited, Hutchison Telecommunications Investment Holdings Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications International (Cayman) Holdings Limited, HTI (BVI) Holdings Limited, Hutchison Global Communications Investment Holding Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is the Chairman of TOM Group Limited and TOM Online Inc., an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Dennis Pok Man LUI

aged 54, has been an Executive Director of the Company since 29 March 2004. He is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited, being a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is also a Director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. Mr. Lui first joined the Hutchison Whampoa Limited group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. He rejoined the Hutchison Whampoa Limited group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of HTI group. He holds a Bachelor of Science Degree.

WONG King Fai, Peter

aged 56, has been an Executive Director of the Company since 12 March 2004 and the Chief Executive Officer of the Company since 1 April 2004. He has a wealth of experience in telecommunications and computing industries in the United States, Canada and Southeast Asia. Before joining Hutchison group, Mr. Wong gained extensive telecommunications experience with Cable & Wireless Hongkong Telecom through his responsibilities in various senior roles. He holds a Master’s degree in Telecommunications and is a Fellow of the Hong Kong Institute of Engineers.

KAN Ka Wing, Frankie

aged 51, has been an Executive Director of the Company since 12 March 2004 and the Chief Financial Officer of the Company since 1 April 2004. He has many years of finance experience in industries as diverse as property, media, telecommunications, banking, fund management and securities. Prior to joining Hutchison Global Communications Investments Limited, Mr. Kan was the director responsible for the establishment of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. He is a Chartered Accountant with an economics degree.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

CHAN Wen Mee, May (Michelle)

aged 40, has been an Alternate Director of the Company since 2000 and a Non-executive Director of the Company since 2002. She was designated as an Executive Director of the Company on 3 September 2003. She is the General Manager, Group Business Development of Hutchison Whampoa Limited, a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and an Executive Director of Hutchison Harbour Ring Limited. She is also a Director of Hutchison E-Commerce Limited and Metro Broadcast Corporation Limited. She was the General Manager, China Marketing of Hutchison Whampoa Properties Limited. She holds a Bachelor’s degree in Business Administration.

LAM Hon Nam

aged 62, is the co-founder of the Group. He has over 37 years of experience in enterprise and operational management, as well as trading in the PRC. He has solid experience and deep understanding of the China market. He has also for a long time engaged in the market development of China and has gained strong respect and reputation in the area. He has built extensive network in the PRC and has been maintaining close relationship with senior management of major banks and government departments. Prior to the establishment of the Vanda Group, he ran his own business in manufacturing and trading. He also worked for Guangdong Province Light Industry Department and Ministry of Light Industry Guangzhou Research Institute for 10 years, focusing on management and research. He is a graduate of Jiang Xi Light Industry College, the PRC majoring in Chemical Engineering.

Tuan LAM

aged 36, has been a Non-executive Director of the Company since 2002. He is the managing director and co-head of DBS Private Equity, the private equity and venture capital unit of DBS Bank. Prior to joining DBS, Mr. Lam was managing director, Acquisitions of ICG Asia Limited, a joint venture between Hutchison Whampoa Limited and US-based Internet Capital Group, Inc., from 2000 to 2001. Before that, he spent 7 years with Goldman Sachs & Co. in the Investment Banking Division and Principal Investments Area. He holds a Master degree in Business Administration from Harvard Business School and Bachelor degrees in Industrial Engineering and Economics from Stanford University, USA.

YANG Paul Chunyao

aged 36, has been an Alternate Director to Mr. Tuan Lam since 2003. He is the managing director of DBS Bank, responsible for the Bank’s equity business. He is also a member of the DBS Investment Committee and the chairman of DBS Capital Investments. Before joining DBS Bank, Mr. Yang was with the Principal Investment Area of Goldman Sachs & Co. from 1996 to 2000, based in New York and Hong Kong. He had also served at General Atlantic Partners, a leading US venture capital firm, in 1995, after spending 2 years at the Boston Consulting Group. He holds a Master degree in Business Administration from Harvard University and Master and Bachelor degrees in Mechanical Engineering from the Massachusetts Institute of Technology, USA.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

CHENG Ming Fun, Paul JP

aged 68, has been an Independent Non-executive Director of the Company since 28 September 2004. He is a member of the Audit Committee of the Company. He is also an independent non-executive director and the chairman of the audit committee of Hutchison Harbour Ring Limited. He is currently a director of Esprit Holdings Ltd., The Wharf (Holdings) Ltd., Sino Land Company Limited, Sino Hotels (Holdings) Ltd., Tsim Sha Tsui Properties Ltd., Kingboard Chemical Holdings Ltd. and New World Mobile Holdings Ltd. In addition, he is currently a member of the Executive Committee of the PRC-based All China Federation of Industry and Commerce and serves as an advisor to the China National Committee for Pacific Economic Co-operation and China Center for Economic Research of the Peking University. He is also a member of the Chinese University of Hong Kong Council, an adjunct professor of Management of Organizations at the Hong Kong University of Science and Technology and a Steward of The Hong Kong Jockey Club.

CHEONG Ying Chew, Henry

aged 57, has been an Independent Non-executive Director of the Company since 2003. He is a member of the Audit Committee and Remuneration Committee of the Company. He is also a member of the Process Review Panel for the Securities and Futures Commission, a member of the GEM Listing Committee, Main Board Listing Committee and Derivatives Market Consultative Panel of the Hong Kong Exchanges and Clearing Limited and also a member of the Corporate Advisory Council of the Hong Kong Securities Institute. He is also a director of certain other listed companies in Hong Kong. He holds a Bachelor of Science degree in Mathematics and a Master of Science degree in Operational Research and Management.

LAM Lee G.

aged 45, has been an Independent Non-executive Director of the Company since 2002. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is also the President & Chief Executive Officer and Vice Chairman of Chia Tai Enterprises International Limited. He is an independent non-executive director of Hutchison Harbour Ring Limited and a director of Rowsley Ltd., Capital Strategic Investment Limited, Shanghai Ming Yuan Holdings Limited, Glorious Sun Enterprises Limited, Far East Technology International Limited, Finet Group Limited and True Corporation Public Company Limited. Dr. Lam has over 23 years of multinational operations and general management, strategy consulting, corporate governance, investment banking, and direct investment experience in the telecommunications, media and information technology and financial services sectors. He holds a Bachelor degree in Sciences and Mathematics, a Master degree in Systems Science, a Master degree in Business Administration, a post-graduate diploma in Public Administration and a Doctor of Philosophy degree. He is a member of the Hong Kong Institute of Bankers, a Fellow of the Hong Kong Institute of Directors and a member of its Corporate Governance Policies Committee. In addition, he is a member of the Financial Services Committee of the Hong Kong Coalition of Services Industries, a member of the General Committee of the Chamber of Hong Kong Listed Companies, a member of the Hong Kong General Chamber of Commerce Digital, Information and Telecommunications Committee and Vice Chairman of the Hong Kong Policy Research Institute.

The Executive Directors of the Company are also the Senior Managers of the Group.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The Directors submit their report together with the audited financial statements for the year ended 31 December 2004.

Principal Activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are set out in note 39 to the financial statements.

An analysis of the Group’s performance for the year by business and geographical segments is set out in note 4 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31 December 2004 are set out in the consolidated profit and loss account on page 66.

No interim dividend was paid during the year and the Directors do not recommend the payment of any final dividend.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in note 31 to the financial statements.

Fixed Assets

Details of the movements in fixed assets of the Group are set out in note 12 to the financial statements.

Principal Properties

Details of the principal properties held for investment purposes are set out on page 126.

Share Capital

Details of the movements in share capital of the Company are set out in note 29(b) to the financial statements.

Convertible Note

Details of the convertible note of the Company are set out in note 27 to the financial statements.

Four Year Summary

A summary of the results and of the assets and liabilities of the Group for the last four financial years is set out on pages 127 and 128.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Directors

The Directors of the Company during the year were:

Executive Directors:

Mr. Fok Kin-ning, Canning
Mr. Lai Kai Ming, Dominic
Mrs. Chow Woo Mo Fong, Susan
Mr. Frank John Sixt	(Appointed on 12 March 2004)
Mr. Dennis Pok Man Lui	(Appointed on 29 March 2004)
Mr. Wong King Fai, Peter	(Appointed on 12 March 2004)
Mr. Kan Ka Wing, Frankie	(Appointed on 12 March 2004)
Ms. Chan Wen Mee, May (Michelle)
Mr. Lam Hon Nam
Mr. Loh Tiak Koon	(Resigned on 1 October 2004)

Non-executive Directors:

Mr. Stephen Ingram	(Resigned on 1 October 2004)
Mr. Tuan Lam
Mr. Yang Chunyao, Paul	(Ceased to act as alternate of Mr. Stephen Ingram on 1 October 2004)
(alternate to Mr. Tuan Lam)

Independent Non-executive Directors:

Mr. Cheng Ming Fun, Paul	(Appointed on 28 September 2004)
Mr. Cheong Ying Chew, Henry
Dr. Lam Lee G.

In accordance with Bye-law 86(2) of the Company’s Bye-laws, Mr. Cheng Ming Fun, Paul will retire by rotation and being eligible, offer himself for re-election at the forthcoming annual general meeting.

In accordance with Bye-law 87 of the Company’s Bye-laws, Mr. Lai Kai Ming, Dominic, Ms. Chan Wen Mee, May (Michelle) and Mr. Tuan Lam will retire by rotation and being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The Company received confirmations from the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company considers all the Independent Non-executive Directors are independent.

The Directors’ biographical details are set out on pages 26 to 29.

Directors’ Service Contracts

None of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors’ Interests in Contracts

No contracts of significance in relation to the businesses of the Company and its subsidiaries to which the Company, its fellow subsidiaries or its holding companies was a party in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected Transactions

(1)

On 28 January 2004, Hutchison Global Communications Investment Holding Limited (then known as “Hutchison Global Communications Holdings Limited”) (the “HGC Vendor”), the Company and Hutchison International Limited (“HIL”) entered into an agreement (the “HIL Agreement”) pursuant to which the Company conditionally agreed to acquire the entire issued share capital of Hutchison Global Communications Investments Limited (“HGC”) from HGC Vendor (the “HGC Share Sale Transaction”). The HIL Agreement provided that the consideration for the HGC Share Sale Transaction, which amounted to HK$7,100 million, was to be satisfied by:

i)

as to HK$3,900 million, by the issue and allotment of 4,875 million new shares in the Company (the “HGC Consideration Shares”) to HGC Vendor credited as fully paid at an agreed issue price of HK$0.80 per share; and

ii)

as to the remaining HK$3,200 million, by the issue to the HGC Vendor (or such other subsidiary of Hutchison Whampoa Limited (“HWL”) as the HGC Vendor may direct) of a note with a face value of HK$3,200 million convertible into a total of 3,333,333,333 new shares in the Company at the initial conversion price of HK$0.96 per share subject to adjustment, credited as fully paid (the “HGC Consideration Convertible Note”).

Completion of the above transaction took place on 12 March 2004. Prior to such completion, HIL was a connected person of the Company by virtue of being a substantial shareholder of the Company. The HGC Share Sale Transaction constituted a connected transaction for the Company under the Listing Rules.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

(2)

On 12 March 2004, HIL and the Company entered into an agreement pursuant to which HIL agreed to make available to the Company an interest-bearing unsecured loan facility of a principal amount of HK$1,000 million (the “Facility”). HIL’s rights and benefits under the Facility were assigned to Hutchison Telecommunications International (HK) Limited (“HTIHK”), an indirect subsidiary of HIL, in September 2004. The interest rate was based on normal commercial terms with reference to inter-bank market lending rates. According to the terms of the Facility, on each of the first and second anniversary dates of 12 March 2004, the Company will repay the principal amount drawn and remain outstanding as at, and pay all accrued (but not paid) interest up to and including, such anniversary date under the Facility by the issue of a Facility Convertible Note of a principal amount equal to the aggregate of such outstanding principal amount and accrued (but not paid) interest under the Facility. The provision of the Facility constituted a connected transaction for the Company under the Listing Rules.

(3)

An interest-bearing unsecured loan facility of up to HK$4,000 million was made available by HIL to Hutchison Global Communications Limited (“HGCL”), an indirect wholly owned subsidiary of the Company, of which a principal amount of approximately HK$3,400,000,000 was drawn and outstanding as at 31 December 2003. HIL assigned its rights and benefits under this loan facility to HTIHK in September 2004. Upon completion of the HGC Share Sale Transaction and the entering into of the agreement relating to the Facility on 12 March 2004, such facility of a revised facility amount of up to HK$3,400,000,000 (the “Existing Facility”) continued to be made available to HGCL up to the maturity date of 17 July 2008, on normal commercial terms. The provision of the Existing Facility constituted a connected transaction for the Company under the Listing Rules.

(4)	Continuing Connected Transactions

(A)

On 7 July 2003 and 15 July 2003, the Company, Hutchison Whampoa IT Services S.à r.l. (“HWIT”) and Hutchison 3G UK Limited (“H3GUK”) entered into framework agreements (the “Framework Agreements”) respectively which set out the basis upon which certain software application services (the “Software Application Services”) were to be provided from time to time by the Company upon request of HWIT and H3GUK. Any requisition for provision of services by the Company would be effected by the issue of purchase orders which should contain, among others, a description of the services required to be provided and the amount of fees and expenses payable by HWIT and H3GUK to the Company for the performance of such services. The amount of fees is to be determined on a case by case basis by reference to, inter alia, the personnel and the man-hour required at the rates set out in the respective Framework Agreements which were determined with reference to the costs of the Company and the relevant market rate of the services required. Both HWIT and H3GUK are indirect subsidiaries of HIL, the then controlling shareholder of the Company. The provision of the Software Application Services pursuant to the Framework Agreements constituted continuing connected transactions for the Company under the Listing Rules.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Grant of Software Application Services Waiver

On 2 January 2004, the Stock Exchange granted to the Company a conditional waiver in respect of the continuing connected transactions entered into pursuant to the Framework Agreements from strict compliance with the requirement of disclosure by press announcement on each occasion they arise (the “Software Application Services Waiver”).

The aggregate amount attributable to the Software Application Services provided pursuant to the Framework Agreements in the year ended 31 December 2004 (the “2004 Software Application Services Connected Transactions”) was approximately HK$1,111,000.

As required under the Software Application Services Waiver, all the Independent Non-executive Directors of the Company reviewed the 2004 Software Application Services Connected Transactions, and confirmed that:

(a)

the 2004 Software Application Services Connected Transactions had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) conducted either on normal commercial terms; and (iii) in accordance with the terms of each of the agreements governing such transactions; and

(b)

the aggregate annual amounts of the 2004 Software Application Services Connected Transactions for the financial year ended 31 December 2004 did not exceed the higher of HK$10,000,000 or 3% of the audited consolidated net tangible asset value of the Group as disclosed in its latest published annual report.

The Company had received from the auditors a letter confirming that the 2004 Software Application Services Connected Transactions:

(a)	have been approved by the Board of Directors of the Company;

(b)	where involving the provision of goods and services, were entered into in accordance with the pricing policies of the Group;

(c)	had agreements governing them and they were entered into in accordance with the terms of the agreements; and

(d)	did not exceed the caps as stated in the Software Application Services Waiver.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

(B) (a)

In the financial year ended 31 December 2004, the Group provided local and international telecommunications services (including, among others, leased line services), mobile interconnection services, mobile number portability (MNP) porting and dipping services, Internet access bandwidth (with value added services) and Internet and web hosting services to HWL, its subsidiaries and associates (together the “HWL Group”) (the “Telecommunications and Internet Services”). Local and international telecommunications services had been provided to the HWL Group since about 1995 following the issuance of the Fixed Telecommunications Network Services (FTNS) licence to the Group whereas certain other services were first provided at around the time when such services were available from the relevant member of the Group. The provision of the Telecommunications and Internet Services during the period was on normal commercial terms and in the ordinary and usual course of business of the Group. The services were charged by the Group at rates no less favourable to the Group than those provided to independent third parties. As HWL is a connected person of the Company, the Telecommunications and Internet Services constituted continuing connected transactions for the Company under the Listing Rules.

(b)

During the financial year ended 31 December 2004, Hutchison GlobalCentre Limited (“Hutchison GlobalCentre”), an indirect wholly owned subsidiary of the Company, provided data centre services to the HWL Group (the “Data Centre Services Arrangements”). Such data centre services included data centre facilities (including power supply, telecommunications connectivity, air-conditioning, and fire prevention and security systems), hardware and software management and co-location services. Some of such services had been provided to the HWL Group since 2000. The provision of such services was on normal commercial terms and in the ordinary and usual course of business of Hutchison GlobalCentre. Such services were also charged by the Group at rates no less favourable to the Group than those provided to independent third parties. As HWL is a connected person of the Company, the Data Centre Services Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

(c)

During the financial year ended 31 December 2004, the Group (as lessee or licensee) entered into various lease and licence arrangements with various members of the HWL Group (as landlord or licensor) (the “Lease and Licence Arrangements”). The Lease Arrangements were in respect of building spaces and other premises for use by the Group as offices or for other business purposes, and will expire in 2004 to 2006 (with options to renew in some cases). The Lease and Licence Arrangements had been entered into on normal commercial terms and on terms no less favourable to the Group than those offered by landlords and licensors who were independent third parties. As HWL is a connected person of the Company, the Lease and Licence Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

(d)

Under an agreement dated 1 November 2002 between A.S. Watson Group (HK) Limited (“Watson”, which is an indirect wholly owned subsidiary of HWL) and HGCL as amended, Watson was appointed as an agent for HGCL and its subsidiaries to receive at retail outlets operated by Watson in Hong Kong customer payments for services rendered by HGCL and its subsidiaries (the “Bill Collection Services”). HGCL was required to pay to Watson an agreed amount of commission per transaction, depending on the number of transactions processed per month, subject to an agreed minimum commission per month if the number of transactions per month is less than an agreed minimum. HGCL was also responsible for paying any EPS, credit card or Octopus card charges at the rates notified by Watson. The agreement commenced on 1 November 2002 and is expected to continue until 31 December 2006. The Bill Collection Services had been provided on normal commercial terms. As Watson is a member of the HWL Group, the provision of the Bill Collection Services constituted continuing connected transactions for the Company under the Listing Rules.

(e)

On 12 March 2004, HIL and the Company entered into an agreement in relation to certain shared services arrangements (the “Shared Services Arrangements”) with the HWL Group. The services including, among others, legal and regulatory services, company secretarial services, financial, accounting, tax and internal audit support services, provident fund management services, participation in the HWL Group’s pension scheme, participation in the HWL Group’s medical scheme, participation in the HWL Group’s insurance scheme, shared use of accounting software system and related services, information technology services, participation in the HWL Group’s procurement projects with third party vendors/suppliers, other staff benefits and staff training services, use of the HWL Group’s club debentures, company functions and activities, electrical and mechanical support services, electronic mail messaging services, sharing of electricity services, and mail and courier services. The Group agreed to bear the costs and expenses incurred in connection with the provision of such services. In addition, the Group agreed to pay a fee to the HWL Group. The Shared Services Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

Grant of March 2004 Waivers

On 8 March 2004, the Stock Exchange granted to the Company conditional waivers (“March 2004 Waivers”) in respect of the provision of the Telecommunications and Internet Services, the Data Centre Services Arrangements, the Lease and Licence Arrangements, the provision of the Bill Collection Services and the Shared Services Arrangements (together the “Various Continuing Connected Transactions”). The March 2004 Waivers comprise conditional waivers from (1) the requirement of disclosure by press announcement as stipulated in Chapter 14 (or Chapter 14A with effect from 31 March 2004) of the Listing Rules in connection with the Various Continuing Connected Transactions on each occasion that they arise; and (2) the requirement of disclosure by press announcement, circular to shareholders and independent shareholders’ approval for the provision of the Telecommunications and

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Internet Services and the Data Centre Services Arrangements as stipulated in Chapter 14 (or Chapter 14A with effect from 31 March 2004) of the Listing Rules during the three financial years ending 31 December 2006.

The aggregate amounts attributable to the Various Continuing Connected Transactions entered into in the year ended 31 December 2004 (the “2004 Various Continuing Connected Transactions”) were as follows:

2004 Various Continuing Connected Transactions	Aggregate Amount for 2004

HK$ million

Telecommunications and Internet Services	266.14

Data Centre Services Arrangements	19.67

Bill Collection Services	3.36

Shared Services Arrangements	8.00
Highest Amount Under Individual Lease or Licence

HK$ million

Each Individual Lease and Licence Arrangement	8.70

As required under the March 2004 Waivers, all the Independent Non-executive Directors of the Company reviewed the 2004 Various Continuing Connected Transactions, and confirmed that:

(a)

the 2004 Various Continuing Connected Transactions had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) on an arm’s length basis and conducted either on normal commercial terms or on terms no less favourable to the Group than those available to or from (as appropriate) independent third parties; and (iii) in accordance with the terms of agreements governing the relevant connected transactions or on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(b)	the aggregate annual amounts of the 2004 Various Continuing Connected Transactions for the year ended 31 December 2004 did not exceed the cap amounts as stated in the March 2004 Waivers.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The Company had received from the auditors a letter confirming that the 2004 Various Continuing Connected Transactions:

(a)	have been approved by the Board of Directors of the Company;

(b)	where involving the provision of goods and services, were entered into in accordance with the pricing policies of the Group;

(c)	had agreements governing them and they were entered into in accordance with the terms of such relevant agreements; and

(d)	did not exceed the respective caps as stated in the March 2004 Waivers.

All the above connected and continuing connected transactions are also considered to be related party transactions under the Hong Kong Statement of Standard Accounting Practice No. 20 “Related Party Disclosures”.

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2004, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and Chief Executive of the Company were deemed or taken to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) adopted by the Company were as follows:

(I)	Interests and short positions in the shares, underlying shares and debentures of the Company

Long positions in the shares/underlying shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held		Number of Underlying Shares Held		Approximate % of Shareholding

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	10,000,000	(1)	–		0.14%

Wong King Fai, Peter	Beneficial owner	Personal interest	–		15,000,000	(2)	0.22%

Kan Ka Wing, Frankie	Beneficial owner	Personal interest	–		10,000,000	(3)	0.14%

Lam Hon Nam	(i) Interest of a controlled corporation	(i) Corporate interest	54,162,000	(4)	–)
						)
						)
	(ii) Beneficial owner	(ii) Personal interest	–		400,000)		0.79%

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes:

(1)	Such shares were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.

(2)	Such underlying shares represented the interest in share options for 15,000,000 ordinary shares of the Company granted to Mr. Wong King Fai, Peter by the Company.

(3)	Such underlying shares represented the interest in share options for 10,000,000 ordinary shares of the Company granted to Mr. Kan Ka Wing, Frankie by the Company.

(4)	Such shares were held by Lam Ma & Wai Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Lam Hon Nam.

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations

(A)	Long positions in the shares/underlying shares of HWL

Name of Director	Capacity	Nature of Interests	Number of Shares of HWL Held		Number of Underlying Shares of HWL Held		Approximate % of Shareholding of HWL

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	2,510,875	(1)	757,939	(2)	0.0767%

Lai Kai Ming, Dominic	Beneficial owner	Personal interest	50,000		–		0.0012%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	150,000		–		0.0035%

Frank John Sixt	Beneficial owner	Personal interest	50,000		–		0.0012%

Wong King Fai, Peter	Interest of spouse	Family interest	22,000		–		0.0005%

Notes:

(1)	Such shares in HWL were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.

(2)

Such underlying shares in HWL were the maximum number of shares that might be interested in under the US$5,000,000 Notes due 2005 issued by BNP Paribas and were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

(B)	Long positions in the shares/underlying shares of Hutchison Telecommunications International Limited (“HTIL”)

Name of Director	Capacity	Nature of Interests	Number of Shares of HTIL Held		Number of Underlying Shares of HTIL Held		Approximate % of Shareholding of HTIL

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	250,000	(1)	–		0.0056%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000		–		0.0056%

Frank John Sixt	Beneficial owner	Personal interest	–		255,000	(2)	0.0057%

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000		–		0.0022%

Notes:

(1)	Such shares were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.

(2)	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr. Frank John Sixt.

(C)	Long positions in the shares, underlying shares and debentures of other associated corporations

As at 31 December 2004, Mr. Fok Kin-ning, Canning had the following interests:

(i) (a)

1,100,000 ordinary shares, representing approximately 0.162% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 100,000 and 1,000,000 ordinary shares respectively; and

(b)

1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

(ii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

(iii)	corporate interests in a nominal amount of €20,900,000 in the 5.875% Notes due 2013 issued by Hutchison Whampoa Finance (03/13) Limited; and

(iv)	corporate interests in a nominal amount of US$6,500,000 in the 6.25% Notes due 2014 issued by Hutchison Whampoa International (03/33) Limited.

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as beneficial owner and held the above corporate interests through a company which is equally owned by Mr. Fok and his spouse.

Mr. Lam Hon Nam in his capacity as beneficial owner had, as at 31 December 2004, personal interests in (i) 918,800 non-voting deferred shares, representing approximately 45.94% of the then issued share capital, in Vanda Computer & Equipment Company Limited, (ii) 229,700 non-voting deferred shares, representing approximately 45.94% of the then issued share capital, in Vanda Instrument & Equipment Company Limited; and (iii) 150,000 non-voting deferred shares, representing approximately 50% of the then issued share capital, in Vanda Systems & Communications Limited.

Save as disclosed above, as at 31 December 2004, none of the Directors and Chief Executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Interests and Short Positions of Shareholders Discloseable Under the SFO

So far as is known to any Directors or the Chief Executive of the Company, as at 31 December 2004, other than the interests and short positions of the Directors or the Chief Executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(I)	Interests and short positions of substantial shareholders in the shares and underlying shares of the Company

Long positions in the shares and underlying shares of the Company

Name	Capacity	Number of Shares of the Company Held		Number of Underlying Shares of the Company Held			Approximate % of Shareholding

Hutchison Global Communications Investment Holding Limited (“HGCIHL”)	Beneficial Owner	3,626,888,793	(1)	–			52.53%

HTI (BVI) Holdings Limited (“HTI(BVI)”)	Interest of a controlled corporation	3,626,888,793	(1)	–			52.53%

Amber International Holdings Inc. (“Amber”)	Interest of controlled corporations	3,626,888,793	(1)	–			52.53%

Hutchison Telecommunications International (Cayman) Holdings Limited (“HTI(C)HL”)	(i) Beneficial owner	–		3,333,333,333	(2)	) ) )

	(ii) Interest of controlled corporations	3,626,888,793	(1)	–)			100.81%

HTIHK	Beneficial owner	–		1,041,666,666	(3)		15.09%

HTIL	Interest of controlled corporations	3,626,888,793	(1)	4,374,999,999	(2)(3)		115.90%

Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	Interest of controlled corporations	3,626,888,793	(1)	4,374,999,999	(2)(3)		115.90%

Hutchison Telecommunications Limited (“HTL”)	Interest of controlled corporations	3,626,888,793	(1)	4,374,999,999	(2)(3)		115.90%

HIL	Interest of controlled corporations	3,626,888,793	(1)	4,374,999,999	(2)(3)		115.90%

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Name	Capacity	Number of Shares of the Company Held		Number of Underlying Shares of the Company Held		Approximate % of Shareholding

HWL	Interest of controlled corporations	3,626,888,793	(1)	4,374,999,999	(2)(3)	115.90%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	3,875,632,628	(4)	4,374,999,999	(4)	119.51%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	3,875,632,628	(5)	4,374,999,999	(5)	119.51%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	3,875,632,628	(6)	4,374,999,999	(6)	119.51%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	3,875,632,628	(6)	4,374,999,999	(6)	119.51%

Li Ka-shing (“Mr. Li”)	(i) Founder of	3,875,632,628	(7)	4,374,999,999	(7))
	discretionary trusts				)
	and interest of				)
	controlled corporations				)
	(ii) Interest of a	286,312,000	(8)	–)		123.65%
	controlled corporation

(II)	Interests and short positions of other persons in the shares and underlying shares of the Company

Long positions in the shares of the Company

Name	Capacity	Number of Shares of the Company Held		Number of Underlying Shares of the Company Held	Approximate % of Shareholding

DBS Bank Ltd.	Beneficial Owner	394,883,333	(9)	–)	5.72%

DBS Group Holdings Limited	Interest of a controlled corporation	394,883,333	(9)	–)	5.72%

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes:

(1)

HGCIHL is a direct wholly owned subsidiary of HTI(BVI), which in turn is a direct wholly owned subsidiary of Amber, which in turn is a direct wholly owned subsidiary of HTI(C)HL, which in turn is a direct wholly owned subsidiary of HTIL. HTIHK is also a direct wholly owned subsidiary of HTIL, which in turn is a direct subsidiary of HTIHL. HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, HTL, HTIHL, HTIL, HTI(C)HL, Amber and HTI(BVI) are deemed to be interested in the 3,626,888,793 shares of the Company held by HGCIHL.

(2)

By virtue of the SFO, HWL, HIL, HTL, HTIHL and HTIL are deemed to be interested in the 3,333,333,333 underlying shares in the Company derived from a nominal amount of HK$3,200,000,000 in the 1% unsecured convertible notes due 2009 held by HTI(C)HL.

(3)

By virtue of the SFO, HWL, HIL, HTL, HTIHL and HTIL are deemed to be interested in the 1,041,666,666 underlying shares in the Company derived from the facility convertible notes to be issued pursuant to the terms of an unsecured loan facility of HK$1,000,000,000 held by HTIHK.

(4)

Certain subsidiaries of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HWL as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through Cheung Kong Enterprises Limited (“CKE”) which is a wholly owned subsidiary of CKH.

(5)

TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HWL (together with CKH’s interest in the share capital of the Company through CKE) as a substantial shareholder of the Company under the SFO.

(6)

Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HWL (together with CKH’s interest in the share capital of the Company through CKE) as a substantial shareholder of the Company under the SFO.

(7)

Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HWL (together with CKH’s interest in the share capital of the Company through CKE) as a substantial shareholder of the Company under the SFO.

(8)	Such shares are held by a company of which Mr. Li is interested in the entire issued share capital.

(9)	Such shares were beneficially owned by DBS Bank Ltd. which is a wholly owned subsidiary of DBS Group Holdings Limited.

Save as disclosed above, as at 31 December 2004, there was no other person (other than the Directors or the Chief Executive of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Directors’ Interests in Competing Business

During the year, the following Directors of the Company had interests in the following businesses (apart from the Company’s businesses) conducted through the companies named below, its subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company conducted during the Period required to be disclosed pursuant to Listing Rule 8.10:

Name	Name of Company	Nature of Interest	Nature of Competing Business

Fok Kin-ning, Canning	HWL	Group Managing Director	– distribution and sale of computer products

	CKH	Executive Director	– information technology and new technology

	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	– information technology and new technology

	Hanny Holdings Limited	Non-executive Director	– distribution of computer products

Lai Kai Ming, Dominic	HWL	Executive Director	– distribution and sale of computer products

Chow Woo Mo Fong, Susan	HWL	Deputy Group Managing Director	– distribution and sale of computer products

	Cheung Kong Infrastructure Holdings Limited	Executive Director	– information technology and new technology

	TOM Group Limited	Non-executive Director	– systems integration, development of software and computer network systems

Frank John Sixt	HWL	Group Finance Director	– distribution and sale of computer products

	CKH	Non-executive Director	– information technology and new technology

	Cheung Kong Infrastructure Holdings Limited	Executive Director	– information technology and new technology

	Tom Group Limited	Chairman	– systems integration, development of software and computer network systems

As the Board of Directors of the Company is independent of the boards of these entities, the Company has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain option schemes, details of which are as follows:

(a)	1995 Option Scheme

Pursuant to an ordinary resolution passed on 22 March 1995, the Company adopted a share option scheme (the “1995 Option Scheme”) for the purpose of providing incentive and rewards to eligible participants. On 2 April 2002, the 1995 Option Scheme was terminated and replaced by a new option scheme adopted by the Company on 2 April 2002. Upon the termination of the 1995 Option Scheme, no further options would be offered pursuant thereto. However, the 1995 Option Scheme will in all other respects remain in force to the extent necessary to give effect to the exercise of the outstanding options granted pursuant thereto (the “Outstanding Options”). The Outstanding Options will continue to be valid and exercisable in accordance with the rules of the 1995 Option Scheme.

Eligible participants of the 1995 Option Scheme included employees or Executive Directors of the Company or any of its subsidiaries (the “Employees”). The Directors of the Company are authorised to invite, at their discretion, eligible participants to take up options to subscribe for shares in the Company (the “Shares”). The options are exercisable for a period to be notified by the Board of Directors to each grantee and in any event such period of time should not exceed a period of three years commencing on the expiry of six months after the date on which the option is accepted, provided that no options can be exercised after 21 March 2005. Unless otherwise cancelled or amended, the 1995 Option Scheme was to remain in force for a period of 10 years commencing on 22 March 1995.

The maximum number of Shares in respect of which options were able to be granted (together with Shares issued pursuant to options exercised and Shares in respect of which any options remain outstanding) under the 1995 Option Scheme and any other share option schemes of the Company may exceed 10% of the issued share capital of the Company from time to time, excluding for this purpose Shares issued on exercise of options granted pursuant to the 1995 Option Scheme. No option was able to be granted to any one Employee which, if exercised in full, would have resulted in such Employee becoming entitled to subscribe for such number of Shares as, when aggregated with the total number of Shares already issued to him or her under the 1995 Option Scheme, would exceed 25% of the aggregate number of Shares for the time being issued under the 1995 Option Scheme.

The offer of a grant of share options could be accepted upon payment of a nominal consideration of HK$1 in total by the grantee. The vesting period of the share options was determinable by the Directors.

The subscription price for Shares under the 1995 Option Scheme was a price determined by the Board of Directors of the Company and notified to each grantee and was the higher of: (i) a price being not less than 80% of the average closing price of the Shares on the Stock Exchange for the five trading days immediately preceding the date of offer of the option granted to a grantee; and (ii) the nominal value of the Share.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

The following share options were outstanding under the 1995 Option Scheme during the year:

Name or Category of Participant	Date of Grant of Share Options	*	Number of Share Options at 1 January 2004	Exercised During the Year	Cancelled/ Expired During the Year	Number of Share Options at 31 December 2004	Exercise Period of Share Options	Exercise Price of Share Options	**	Price of Company’s Share ***
										At the Date of Grant of Share Options	At the Date of Exercise of Share Options
								HK$		HK$	HK$

Directors
Lam Hon Nam	12.7.2000		1,000,000	–	(1,000,000)	–	13.1.2001 to 12.1.2004	2.20		2.75	–
	2.5.2001		800,000	–	(800,000)	–	2.11.2001 to 1.11.2004	0.81		1.02	–
			1,800,000	–	(1,800,000)	–
Other Employees
In aggregate	12.7.2000		3,620,000	–	(3,620,000)	–	12.1.2001 to 11.1.2004	2.20		2.75	–
	2.5.2001		3,170,000	(1,700,000)	(1,470,000)	–	2.11.2001 to 1.11.2004	0.81		1.02	1.05
			6,790,000	(1,700,000)	(5,090,000)	–
Total:			8,590,000	(1,700,000)	(6,890,000)	–

*

The vesting period of the share options was from the date of the grant until the commencement of the exercise period and only 50% of the options were able to be exercised within the first year from the date on which the options are accepted.

**	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the share option scheme, in the event of an alteration in the capital structure of the Company.

***

The price of the Shares disclosed as at the date of grant of share options was the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Shares disclosed as at the date of exercise of share options was the weighted average closing price of the Shares immediately before the dates on which the options were exercised.

The options are exercisable for a period of three years commencing on the expiry of six months after the date on which the option was accepted, provided that no options may be exercised after 21 March 2005.

At the balance sheet date, there was no share options outstanding under the 1995 Option Scheme.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

(b)	Share option schemes of subsidiaries

On 21 May 2001, the Company approved the adoption by certain subsidiaries (the “Subsidiaries”) of their respective share option schemes (collectively the “Subsidiaries’ Scheme”). The purpose of the adoption of the Subsidiaries’ Scheme is to provide greater incentive to the Subsidiaries’ employees, thereby improving their productivity and helping to retain key staff. The board of directors of the Subsidiaries may, at their discretion, offer to grant options to subscribe for shares in the respective Subsidiaries to employees and any executive directors of the Subsidiaries. Subject to any earlier termination by the respective Subsidiaries, the Subsidiaries’ Scheme shall be valid and effective for a period of 10 years from 21 May 2001. The issue of the shares in the respective Subsidiaries pursuant to the exercise of an option by the grantee shall be conditional upon the unconditional completion of the listing of the shares of the respective Subsidiaries (“Subsidiary Share”) on any internationally recognised stock exchange. Subject to the above, an option may be exercised in accordance with the terms of the Subsidiaries’ Scheme, but in any event shall not exceed 10 years commencing from the date of grant of the option.

The total number of Subsidiary Shares which can be subscribed through exercising all options granted under the Subsidiaries’ Scheme and any other share option scheme of the respective Subsidiaries shall in aggregate not exceed 10% of the total number of the Subsidiary Shares in issue from time to time (excluding any Subsidiary Shares issued pursuant to the Subsidiaries’ Scheme). No option may be granted to any one person which if exercised in full would result in the total number of the Subsidiary Shares already issued and issuable to the grantee under all the options previously granted to him, and the proposed option, exceeding 25% of the total number of Subsidiary Shares subject to the Subsidiaries’ Scheme.

The offer of a grant of share options may be accepted upon payment of a nominal consideration by the grantee of HK$1 for the respective Subsidiaries incorporated in Hong Kong, or an appropriate amount in the currency of the jurisdiction, if not in Hong Kong, in which the respective Subsidiaries have their principal place of business.

The minimum exercise price for the options granted under the Subsidiaries’ Scheme shall be the higher of (i) the par value per the respective Subsidiary Shares; or (ii) 80% of the net asset value of the respective Subsidiaries, as stated in the latest audited financial statements or, if audited financial statements are not available, the latest management accounts of the respective Subsidiaries, divided by the number of the respective Subsidiary Shares in issue at the date of the latest audited financial statements or latest management accounts (as the case may be).

As at the balance sheet date, no options have been granted under the Subsidiaries’ Scheme.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

(c)	2002 Option Scheme

Following the amendments made to Chapter 17 of the Listing Rules which came into effect on 1 September 2001, no option may be granted under the 1995 Option Scheme unless such grant is made in compliance with the amended rules. To enable the Company to continue to reward and provide incentives to, and to strengthen the Group’s business relationship with the prescribed classes of participants who may contribute to the growth and development of the Group (who now became classes of potential grantees of the share options as expanded by the Listing Rules), a new option scheme (the “2002 Option Scheme”) was adopted by the Company on 2 April 2002 and at the same time, the 1995 Option Scheme was terminated. The 2002 Option Scheme will remain in force for 10 years commencing on 2 April 2002.

Under the 2002 Option Scheme, the eligibility of the participants for the grant of any options shall be determined by the Directors of the Company from time to time on the basis of their contribution to the development and growth of the Group. The Directors may, at their discretion, invite any person belonging to any of the following classes of participants to take up options for Shares:

(a)

any employee/consultant or proposed employee/consultant (including Executive Director but excluding any Non-executive Director) of the Company, any of its subsidiaries or any entity (the “Invested Entity”) in which a member of the Group holds any equity interest, including any Executive Director of the Company, any of such subsidiaries or any Invested Entity;

(b)	any Non-executive Directors (including Independent Non-executive Directors) of the Company, any of its subsidiaries or any Invested Entity;

(c)	any supplier of goods or services to any member of the Group or any Invested Entity;

(d)	any customer of any member of the Group or any Invested Entity;

(e)	any person or entity that provides research, development or other technological support to any member of the Group or any Invested Entity;

(f)	any shareholder of any member of the Group or any Invested Entity, or any holder of any securities issued by any member of the Group or any Invested Entity;

(g)

any other group or class of participants who has contributed or may contribute by way of a joint venture, business alliance or other business arrangement to the development and growth of the Group; and

(h)	any company wholly owned by one or more persons belonging to any of the above classes of participants.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The maximum number of Shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the 2002 Option Scheme and any other share option scheme must not in aggregate exceed 30% of the relevant class of shares of the Company (or its subsidiaries) in issue from time to time.

The total number of Shares which may be allotted and issued upon the exercise of all options to be granted under the 2002 Option Scheme and any other share option scheme of the Group must not in aggregate exceed 10% of the relevant class of shares of the Company in issue at the date of approval of the limit by the Company in a general meeting.

The total number of Shares issued and which may fall to be issued upon the exercise of the options granted under the 2002 Option Scheme and any other share option scheme of the Group, including both exercised or outstanding options, to each participant in any 12-month period, shall not exceed 1% of the issued share capital of the Company for the time being unless approved by the shareholders in a general meeting.

Share options granted to a Director, Chief Executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the Independent Non-executive Directors. Where any grant of option to a substantial shareholder or an Independent Non-executive Director of the Company, or any of their associates would result in the Shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the Shares in issue; and (b) having an aggregate value (based on the closing price of the Shares at the date of each grant) in excess of HK$5 million, such further grant of options must be approved by the shareholders in a general meeting.

Any change in the terms of the options granted to a substantial shareholder or an Independent Non-executive Director, or any of their associates must be approved by the shareholders in a general meeting.

An option may be accepted by a participant by the payment of a nominal value of HK$1. An option may be exercised in accordance with the terms of the 2002 Option Scheme at any time during a period to be determined on the date of offer of grant of the option and notified by the Directors to each grantee. The exercise period may commence once the offer of the grant is accepted by the grantee within the prescribed time from the date of its offer and shall end, in any event, not later than 10 years from the date on which the offer of the grant of the options was made, subject to the provisions for early termination thereof. Unless otherwise determined by the Directors and stated in the offer of the grant of options to a grantee, there is no minimum period required under the 2002 Option Scheme for the holding of an option before it can be exercised.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The exercise price of the Shares under the 2002 Option Scheme shall be a price determined by the Directors, but shall not be less than the highest of (i) the closing price of the Shares on the date of the offer of the grant; (ii) the average closing price of the Shares for the five trading days immediately preceding the date of the offer of the grant; and (iii) the nominal value of the Shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

The Directors do not consider it appropriate to disclose the value of the options granted under the 2002 Option Scheme during the year ended 31 December 2004 as any such valuation would be subject to a number of assumptions.

The following share options were outstanding under the 2002 Option Scheme during the year:

Name or Category of Participant	Date of Grant of Share Options		Number of Share Options Held at 1 January 2004	Granted During the Year	Exercised During the Year	Expired/ Cancelled During the Year	Number of Share Options Held at 31 December 2004	Exercise Period of Share Options	Exercise Price of Share Options***	Price of Company’s Share****
										At Grant Date of Share Options	At Exercise Date of Share Options
									HK$	HK$	HK$

Directors
Loh Tiak Koon#	2.4.2002	*	20,000,000	–	–	(20,000,000)	–	3.4.2003 to 2.4.2006	0.886	0.880	–

Wong King Fai, Peter	19.8.2004	**	–	15,000,000	–	–	15,000,000	19.8.2004 to 18.8.2008	0.480	0.480	–

Kan Ka Wing, Frankie	19.8.2004	**	–	10,000,000	–	–	10,000,000	19.8.2004 to 18.8.2008	0.480	0.480	–

			20,000,000	25,000,000	–	(20,000,000)	25,000,000

Other Employees
In aggregate	2.5.2002	*	9,850,000	–	–	(3,000,000)	6,850,000	2.5.2003 to 1.5.2006	0.940	0.930	–

	2.5.2003	*	7,250,000	–	(1,700,000)	(1,750,000)	3,800,000	2.5.2004 to 1.5.2007	0.340	0.315	0.423

	16.5.2003	*	4,750,000	–	(582,000)	(3,418,000)	750,000	16.5.2004 to 15.5.2007	0.410	0.410	0.481

	19.8.2004	**	–	87,000,000	–	(7,000,000)	80,000,000	19.8.2004 to 18.8.2008	0.480	0.480	–

			21,850,000	87,000,000	(2,282,000)	(15,168,000)	91,400,000

Total:			41,850,000	112,000,000	(2,282,000)	(35,168,000)	116,400,000

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

#	Mr. Loh Tiak Koon resigned as Director of the Company on 1 October 2004.

*

The share options are exercisable, subject to the vesting scale, commencing on the date on which the options are accepted to the earlier of the options lapses and the date falling four years from the date of grant of the options. One third of the options are vested on the first anniversary of the date of grant and one-thirty sixth of which are vested equally on a monthly basis thereafter.

**

The share options are exercisable subject to the vesting schedule of which approximately one-third of the options will be vested on 19 August 2005 and 19 August 2006 respectively and the balance of the options will be vested on 19 August 2007.

***	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the share option scheme, in the event of an alteration in the capital structure of the Company.

****

The price of the Shares disclosed as at the date of grant of share options was the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Shares disclosed as at the date of exercise of share options was the weighted average closing price of the Shares immediately before the dates on which the options were exercised.

At the balance sheet date, the Company had 116,400,000 share options outstanding under the 2002 Option Scheme, which represented approximately 1.7% of the Company’s shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 116,400,000 additional ordinary shares of the Company and additional share capital of HK$11,640,000 and share premium of HK$46,798,500 (before issue expenses).

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company’s Bye-laws or the laws of Bermuda which would oblige the Company to offer new Shares on a pro-rata basis to existing shareholders.

Purchase, Sale or Redemption of Shares

During the year, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s ordinary shares. In addition, the Company has not redeemed any of its ordinary shares during the year.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company, between the Company and its controlling shareholder or any of the controlling shareholder’s subsidiaries, were entered into or existed during the year.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Major Customers and Suppliers

During the year, the Group sold less than 30% of its goods and services to its five largest customers.

The percentages of purchases for the year attributable to the Group’s major suppliers are as follows:

Purchases

– the largest supplier	19%
– five largest suppliers combined	47%

As at 31 December 2004:

(a)	Mrs. Chow Woo Mo Fong, Susan held 46,762 shares in PCCW Limited, one of the five largest major suppliers of the Company; and

(b)	HWL, a substantial shareholder of the Company, held 36,726,857 shares in PCCW Limited.

Save as disclosed above, none of the Directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the Directors, owns more than 5% of the Company’s issued share capital) had a beneficial interest in the Group’s five largest suppliers noted above.

Public Float

As at the date of this report, based on information publicly available to the Company and within the knowledge of our Directors, approximately 38% of the issued share capital of the Company was held by the public.

Auditors

Pursuant to the ordinary resolution passed at the special general meeting held on 17 December 2004, Messrs. PricewaterhouseCoopers, were appointed as the auditors of the Company to fill the casual vacancy following the resignation of Messrs. Ernst & Young, and to hold office until the conclusion of the next annual general meeting of the Company.

The financial statements have been audited by Messrs. PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

By order of the Board

Edith SHIH

Company Secretary

Hong Kong, 7 March 2005

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The Group is committed to the highest standards of corporate governance for the enhancement of shareholders’ value. The Group believes that good corporate governance not only protects investors’ interest but also the Group’s interest. It is also of the view that good corporate governance is a reflection of the standard and quality of the management and operations of the Group and will help sustain the long-term support of stakeholders on which the Group’s success is dependent upon.

The Group closely monitors corporate governance development in Hong Kong and overseas, and with this objective, it regularly reviews its corporate governance practices in light of experience and evolving regulatory requirements to ensure that the Group keeps abreast of stakeholders’ expectations. The principles of corporate governance adopted by the Group emphasise a quality board, sound internal control, and transparency and accountability to stakeholders.

The Company has complied with the Code of Best Practice of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2004 except that the Director holding office as chairman and/or the Director appointed to the position of chief executive officer of the Company are not subject to retirement by rotation and that Non-executive Directors had no set term of office but retire on a rotation basis. The provision relating to the retirement of the chairman and the Director acting as chief executive officer of the Company will be amended at the forthcoming Annual General Meeting and all Non-executive Directors are now subject to service contracts with a set term of office. The Company will be fully compliant with all code provisions of the new Code on Corporate Governance Practices of the Listing Rules upon approval being obtained from the shareholders of the Company on the amendment.

Below are the corporate governance practices adopted by the Group.

The Board

The principal duty of the Board is to ensure that the Group is properly managed in the interest of stakeholders.

The Board, led by the Chairman Mr. Fok Kin-ning, Canning, is responsible for the formulation of Group wide strategies and policies, approval of annual budgets and business plans, and overseeing of management. Management is responsible for the day-to-day operations of the Group under the leadership of the Chief Executive Officer, Mr. Wong King Fai, Peter.

As at 31 December 2004, the Board comprised 13 Directors, including the Chairman, the Deputy Chairman, the Chief Executive Officer and the Chief Financial Officer who are Executive Directors, 5 additional Executive Directors, 3 Independent Non-executive Directors and 1 Non-executive Director. Biographical details of the Directors appear under the Directors and Senior Management Section on pages 26 to 29.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with the Group. The Board follows the requirements set out in the Listing Rules in determining the independence of Directors.

The roles of the Chairman and the Deputy Chairman – who assists the Chairman in the discharge of his responsibilities, are separate from that of the Chief Executive Officer. Such division of responsibilities helps to reinforce their independence and accountability.

The Chairman is responsible for providing leadership to, and overseeing the functioning of, the Board to ensure that the Board acts in the best interest of the Group and that Board meetings are planned and conducted effectively. The Chairman is primarily responsible for approving the agenda for each Board meeting, taking into account, where appropriate, any matters proposed by other Directors for inclusion in the agenda. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner. The Chairman also actively encourages Directors to be fully engaged in the Board’s affairs and make contribution to the Board’s functions. To this end, the Chairman also holds separate meetings with the Non-executive Directors at least annually without the Executive Directors present. With the support of all other members of the Board, the Chairman procures that good corporate governance practices and procedures are established and that appropriate steps are taken to provide effective communication with shareholders.

The Chief Executive Officer accounts to the Board for all Group operations. He is responsible for managing the businesses and maintaining the operational performance of the entire Group. He attends to the formulation and successful implementation of company policies as well as the development of strategic operating plans that reflect the longer-term objectives and priorities established by the Board. The Chief Executive Officer, with the assistance of the Chief Financial Officer, procures that the funding requirements of the businesses of the Group are met and closely monitors the operating and financial results against plans and budgets and takes remedial actions when necessary, and advises the Board of significant development and issues. Moreover, the Chief Executive Officer maintains ongoing dialogue with the Chairman, the Deputy Chairman and all Directors to keep them fully informed of all major business development and issues. He is also responsible for building and maintaining an effective executive team to support him in his role.

The Board meets regularly, and at least four times a year. Between scheduled meetings, senior management of the Group provides to Directors information on a timely basis on the activities and development on the businesses of the Group. In addition, Directors have full access to information on the Group and independent professional advice whenever deemed necessary by the Directors.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The Board held five meetings in 2004 and one meeting to date in 2005 with an average attendance rate of 86%. Individual attendance of each Director, on a named basis, is set out below.

Total no. of meetings attended

Executive Directors:
Fok Kin-ning, Canning	6/6
Chow Woo Mo Fong, Susan	6/6
Frank John Sixt (1)	2/4
Lai Kai Ming, Dominic	6/6
Dennis Pok Man Lui (2)	4/4
Wong King Fai, Peter (1)	4/4
Kan Ka Wing, Frankie (1)	4/4
Chan Wen Mee, May (Michelle)	6/6
Lam Hon Nam	6/6
Loh Tiak Koon (3)	4/4

Non-executive Directors:
Stephen Ingram (4)	0/4
Tuan Lam	4/6

Independent Non-executive Directors:
Cheng Ming Fun, Paul (5)	2/2
Cheong Ying Chew, Henry	6/6
Lam Lee G.	4/6

Notes:

(1)	Appointed as Executive Director on 12 March 2004

(2)	Appointed as Executive Director on 29 March 2004

(3)	Resigned as Executive Director on 1 October 2004

(4)	Resigned as Non-executive Director on 1 October 2004

(5)	Appointed as Independent Non-executive Director on 28 September 2004

Upon appointment, Directors receive a package of orientation materials and an extensive review of the Group and its business prepared by senior executives. Training and information are provided to Directors on a regular basis to ensure that they are updated on the latest changes in the commercial and regulatory environment in which the Group conducts its businesses.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Each Non-executive Director is engaged on a service contract for a twelve-month period. All Directors are subject to re-election by shareholders at the Annual General Meeting following their appointment and at least every three years on a rotation basis. None of the Directors who are proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Where vacancies exist at the Board, candidates are proposed and put forward to the Board for consideration and approval, with a view of appointing to the Board individuals with skills and experience appropriate for the Company so as to enable the Company to retain as well as improve its value to shareholders.

In June 2004, the Board of Directors of the Company adopted the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) in the Listing Rules as the Group’s code of conduct regarding Directors’ securities transactions. All Directors confirmed that they have complied with the Model Code in their securities transactions throughout the year.

Directors’ Responsibility for the Financial Statements

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the Auditors’ report on page 65 which acknowledges the reporting responsibilities of the Group’s Auditors.

Annual Report and Accounts

The Directors acknowledge their responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group.

Accounting Policies

The Directors consider that the Group uses appropriate accounting policies that are consistently applied in preparing the financial statements, and that all applicable accounting standards are followed.

Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Going Concern

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in business for a period of at least twelve months and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Company Secretary

The Company Secretary accounts to the Board directly for ensuring that board procedures are followed and that activities of the Board run smoothly by assisting the Chairman to set agenda for meetings, preparing and disseminating Board papers to the Directors and Board Committees in a timely and comprehensive manner and maintaining formal minutes for Board and other meetings.

The Company Secretary advises the Directors on their obligations for disclosure of interests in securities, connected transactions and price-sensitive information and ensures that the standards and disclosures required by Listing Rules are observed and, where required, reflected in the annual report of the Directors.

The Company Secretary also ensures that the Board is fully briefed on all legislative, regulatory and corporate governance developments and that it has regard to them when making decisions. The Company Secretary is also directly responsible for the Group’s compliance with the continuing obligations of the Listing Rules and Codes on Takeovers and Mergers and Share Repurchases, including publications and dissemination of annual report and accounts and interim reports within the periods laid down in the Listing Rules, timely dissemination of announcements and information relating to the Group to the market and ensuring that proper notification is made of Directors’ dealings in securities of the Group.

In relation to connected transactions, regular briefings to legal counsels within the Group are made to ensure that such transactions are handled in compliance with the Listing Rules. Detailed analyses are performed on all potential connected transactions for presentation to Directors of relevant companies for their consideration in approving transactions.

Audit Committee

The Audit Committee, which held three meetings in 2004 and one meeting in 2005, comprises financially literate members having the necessary skills and experience to understand financial statements. The Committee is chaired by Dr. Lam Lee G. and the other members of the Committee are Messrs. Cheng Ming Fun, Paul and Cheong Ying Chew, Henry. There have been two meetings of the Committee since Mr. Cheng Ming Fun, Paul joined on 28 September 2004, and he attended both of these. Dr. Lam Lee G. and Mr. Cheong Ying Chew, Henry attended all four meetings respectively.

Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group’s preliminary results, interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, extent and effectiveness of the activity of the Group’s internal audit team, to engage independent legal or other advisers as it determines to be necessary and to perform investigations.

The terms of reference of the Audit Committee is published on the Group’s website.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

During the year ended 31 December 2004, the principal activities of the Audit Committee were as follows:

Financial Statements

The Audit Committee considered reports from the Chief Financial Officer on the interim results, preliminary announcement and annual report. It also considered reports from the external auditors on the scope and outcome of their independent review of the annual audit.

The financial statements were reviewed in the light of these reports and the results of the Audit Committee’s review were reported to the Board.

Risk Management and Internal Control

The Audit Committee reviewed the process by which the Group evaluated its control environment and its risk assessment process, and the way in which business risks were managed. It also considered the internal audit reports on the effectiveness of internal control in the Group business operations.

External Auditors

During the year, there were two external auditors, Ernst & Young (resigned with effect from 18 November 2004) and PricewaterhouseCoopers (appointed at the Special General Meeting held on 17 December 2004).

The Audit Committee reviewed confirmation from the external auditors regarding their independence and objectivity.

The Audit Committee pre-approved the scope and reviewed fees for audit services provided by the external auditors and confirmed the recommendations put by the Board to the shareholders on the appointment and retention of the external auditors.

Private meetings were held with the external auditors to ensure that there were no restrictions on the scope of their audit.

Internal Audit

The Audit Committee engages in discussion and review of the internal audit work plan for the year, together with its resource requirements. The internal audit manager reports directly to the Audit Committee and the Chief Financial Officer.

Auditors’ Remuneration

The Board and the external auditors operate certain safeguards to avoid the possibility that the external auditors’ objectivity and independence could be compromised. The Group’s policy in respect of services provided by the external auditors is as follows:

•	Audit and audit-related services – the external auditors are invited to undertake services in their capacity as auditors that they must or are best placed to undertake.

•	Taxation-related services – the Group uses the services of the external auditors where they are best suited.

•	General consulting – the Group’s policy is that the external auditors are not invited to tender for general consulting work.

As a further measure, the Audit Committee will pre-approve all permitted non-audit services by the external auditors. During the year, the Group has not engaged PricewaterhouseCoopers to provide any non-audit services.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Remuneration Committee

The Remuneration Committee comprises three members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman Mr. Canning Fok with Dr. Lam Lee G. and Mr. Cheong Ying Chew, Henry, both Independent Non-executive Directors, as members. The Committee meets towards the end of the year for the determination of the remuneration packages of Directors and senior management of the Group. In addition, the Committee also meets as and when required to consider remuneration related matters.

The Remuneration Committee assists the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience required to shape and execute strategies across the Group’s substantial, diverse and international business operations. To achieve this, the Committee assists the Board in the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Group and for determining their remuneration packages. Terms of reference of the Committee which have been adopted by the Board are available on the website of the Group.

The Executive Directors, assisted by the Group Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions as well as the performance of individuals and the profitability of the Group, and propose to the Committee for consideration and approval, remuneration packages for Directors and senior executives. Executive Directors, however, do not participate in the determination of their own remuneration.

Prior to the establishment of the Committee in 2005, and consistent with the principles applied in the past, the remuneration of Directors and senior executives for 2004 was determined by the Board with reference to the performance and profitability of the Group as well as remuneration benchmarks from other local and international companies and the prevailing market conditions. Directors and employees also participate in bonus arrangements determined in accordance with the performance of the Group and the individual’s performance.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

The aggregate amounts of emoluments paid and payable to Directors of the Company during the year are as follows:

		Basic Salaries,
		Allowances and		Provident	Inducement or
		Benefits-		Fund	Compensation	Total
	Fees	in-kind	Bonus	Contributions	Fees	Emoluments
Name	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Fok Kin-ning, Canning	70	–	–	–	–	70

Lai Kai Ming, Dominic	70	–	–	–	–	70

Chow Woo Mo Fong, Susan	70	–	–	–	–	70

Frank John Sixt	57	–	–	–	–	57

Dennis Pok Man Lui	53	–	–	–	–	53

Wong King Fai, Peter	56	3,236	3,450	207	–	6,949

Kan Ka Wing, Frankie	56	2,525	1,356	162	–	4,099

Chan Wen Mee, May (Michelle)	70	–	–	–	–	70

Lam Hon Nam	70	3,075	–	144	–	3,289

Tuan Lam	70	–	–	–	–	70

Cheng Ming Fun, Paul	36	–	–	–	–	36

Cheong Ying Chew, Henry	140	–	–	–	–	140

Lam Lee G.	140	–	–	–	–	140

Stephen Ingram *	53	–	–	–	–	53

Loh Tiak Koon *	–	972	200	23	2,249	3,444

	1,011	9,808	5,006	536	2,249	18,610

Note:

*	Resigned on 1 October 2004

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Internal Control and Group Risk Management

The Board has overall responsibility for the Group’s system of internal control and for the assessment and management of risk.

In meeting its responsibility, the Board seeks to increase risk awareness across the Group’s business operations. Policies and procedures have been put in place, including the parameters of delegated authority, which provide a framework for the identification and management of risk. Whilst these procedures are designed to identify and manage risks that could adversely impact the achievement of the Group’s business objectives, they do not provide absolute assurance against material mis-statement or loss.

Internal Control Environment

The Board assumes overall responsibility for monitoring the operations of the businesses within the Group. It oversees the review and approval of business strategies, budgets, and plans, and the setting of key business performance targets. Business plans and budgets are prepared annually by the management of individual businesses and are subject to review and approval by both the executive management teams and the Executive Directors as part of the Group’s five year corporate planning cycle. Quarterly forecasts are prepared and reviewed for differences to the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks.

The Group’s internal control procedures include a comprehensive system for reporting information to the executive management teams of each core business and the Executive Directors.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each business and hold regular meetings with the executive management team and senior management of business operations to review these reports, business performance against budgets, forecasts, significant business risk sensitivities and strategies.

The Group maintains a centralised cash management system for its subsidiary operations and the Group’s treasury function oversees the Group’s investment and lending activities. Treasury reports are distributed weekly to report on the Group’s cash and liquid investments, borrowings and movements thereof.

The Chief Financial Officer has established guidelines and procedures for the approval and control of expenditures. Operating expenditures are subject to overall budget control and are controlled within each business unit with approved limits of authority being set by reference to each executive’s and officer’s level of responsibility. Capital expenditures are subject to overall control within the annual budget review and approval process. In addition, material or unbudgeted expenditures are subject to the approval of the Chief Financial Officer and/or other Executive Directors on a case-by-case basis. Quarterly reports are reviewed in respect of actual versus budgeted and approved expenditures.

The Group’s risk management team has the responsibility to develop and implement risk mitigation strategies including the use of insurance to transfer the financial impact of risk. It is responsible for arranging appropriate insurance coverage and organising Group wide risk reporting.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Review of Internal Controls

The Group has established processes for reviewing and monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective actions.

The Group’s internal audit team plays an independent role in assuring the existence and effectiveness of the risk management activities and controls in the Group’s business operations. Using risk assessment methodology, the internal audit team works out an annual plan which is reviewed by the Audit Committee. The work performed by the internal audit team includes financial and operation reviews, recurring and surprise audits, fraud investigation and productivity efficiency reviews. The internal audit team also conducts review on areas of concern raised by the Audit Committee and is responsible for assessing and formulating an impartial opinion on the Group’s internal control system. Findings are reported to the Audit Committee, the Chief Financial Officer and the senior management concerned. The team will follow up on all reports to ensure that all issues have been satisfactorily resolved. In addition, a regular dialogue is maintained with the Group’s external auditors so that both are aware of the significant factors which may affect their respective scope of work.

Confirmation of Internal Controls

The Directors confirm that they have reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and that they consider that such system is reasonably effective and adequate although they cannot provide absolute assurance that all material risks are appropriately identified, evaluated and managed. The review covered all material controls including financial, operational and compliance controls and the risk management function.

Compliance with US Sarbanes – Oxley Act of 2002

As the Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”) which is listed on the New York Stock Exchange, Inc., the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Act”) are applicable to the Group. Under the Act, the HTIL Group, including the Company and its subsidiaries, will need to have in place by 31 December 2006 internal controls over financial reporting to a standard that satisfies the requirements under the Act. This requires that the Group has a process that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. In order to be compliant with the internal control requirements under the Act, the Group has commenced a thorough and extensive review of its system of internal controls in January 2005. Such review covers all material controls of the Group, including financial, operational and compliance controls and risk management functions.

The Group also maintains a system of disclosure controls and procedures to ensure that information required to be disclosed by the Group is recorded, processed, summarised and reported within the required time periods and accumulated and communicated to the Group’s management and the management of the HTIL Group to allow timely decisions regarding disclosure.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Investor Relations and Shareholders’ Rights

The Group promotes investor relations and communications to institutional shareholders and analysts via meetings from time to time. Announcements and press releases are posted on the company website as soon as the financial results are announced.

The Board is committed to providing clear and full performance information of the Group to shareholders through the publication of interim and annual reports. In addition to dispatching circular, notices, financial reports to shareholders, addition information provision services are also available to shareholders through the Investor Relations section on the website of the Group.

Shareholders are encouraged to attend annual general meetings for which at least 21 days’ notice is given. Directors and external auditors are available to answer questions on the Group’s businesses at the meeting.

All shareholders have statutory rights to call for extraordinary general meetings and put forward agenda items for consideration by shareholders. Voting at all shareholders meetings is conducted by poll.

Certain amendments to the Articles of Association were adopted in the 2004 Annual General Meeting to reflect the changes introduced by The Stock Exchange of Hong Kong Limited in January 2004.

The Group values feedback from shareholders on its effort to promote transparencies and foster investor relationships. Comments and suggestions are welcome and can be addressed to our Company Secretary or by e-mail to the Group’s website.

By order of the Board

Edith SHIH

Company Secretary

Hong Kong, 7 March 2005

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Auditors’ Report

To the Shareholders of Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 66 to 125 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Company’s Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 7 March 2005

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Consolidated Profit and Loss Account

For the year ended 31 December 2004

		2004	2003
	Note	HK$’000	HK$’000

Turnover	3	2,720,610	1,601,130

Cost of sales		(1,715,274)	(805,341)
		1,005,336	795,789

Other revenues	3	16,522	7,407
Selling, general and administrative expenses		(358,317)	(223,858)
Depreciation and amortisation		(466,505)	(412,268)
Operating profit	5	197,036	167,070

Finance costs	6	(95,272)	(114,230)
Share of loss of an associated company		(217)	–
Profit before taxation		101,547	52,840
Taxation	9	(3,437)	–
Profit after taxation		98,110	52,840
Minority interests		(1,598)	–
Profit attributable to shareholders	10	96,512	52,840
Basic earnings per share	11	1.48 cents	1.08 cents
Diluted earnings per share	11	1.33 cents	N/A

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Consolidated Balance Sheet

At 31 December 2004

		2004	2003
	Note	HK$’000	HK$’000
Non-current assets
Fixed assets	12	6,404,430	6,045,145
Goodwill	13	34,756	–
Prepaid capacity and maintenance	14(a)	1,238,455	1,277,627
Prepaid network costs	14(b)	184,975	125,458
Interest in an associated company	16	3,018	–
Pension assets	17	670	422
Long term investment	18	–	–
Other investments	19	–	–
		7,866,304	7,448,652
Current assets
Inventories		18,589	–
Trade receivables	20	539,915	168,293
Other receivables, deposits and prepayments		86,110	22,087
Tax recoverable		2,971	–
Due from an immediate holding company	21	562	193
Due from fellow subsidiaries	21	40,178	46,753
Pledged bank deposits	22	10,068	–
Cash and bank balances	22	135,312	8,446
		833,705	245,772
Current liabilities
Trade payables	23	170,303	278,975
Tax payable		15,643	–
Other creditors and accruals		591,087	311,159
Deferred income		403,090	355,790
Due to an intermediate holding company	21	9,643	16,401
Due to fellow subsidiaries	21	7,845	232
Current portion of finance lease	25	41	–
Interest-bearing loans and overdrafts	24	163,286	1,239
		1,360,938	963,796

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Consolidated Balance Sheet

At 31 December 2004

		2004	2003
	Note	HK$’000	HK$’000

Net current liabilities		(527,233)	(718,024)
Total assets less current liabilities		7,339,071	6,730,628
Non-current liabilities
Finance lease payable	25	90	–
Long term loan from an intermediate holding company		–	3,423,981
Long term loans from a fellow subsidiary	26	3,865,828	–
Convertible note	27	3,200,000	–
Bank and other loans	24	31,199	14,653
Deferred taxation	28	265	–
		7,097,382	3,438,634
Minority interests		5,162	–
Net assets		236,527	3,291,994
Capital and reserves
Issued equity	29(a)	2,125,569	5,278,364
Reserves	31	(1,889,042)	(1,986,370)
Shareholders’ fund		236,527	3,291,994

WONG King Fai, Peter	KAN Ka Wing, Frankie
Director	Director

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Company Balance Sheet

At 31 December 2004

	Note	2004 HK$’000	2003 HK$’000
Non-current assets
Fixed assets	12	–	1,219
Interests in subsidiaries	15	6,994,344	81,754
		6,994,344	82,973
Current assets
Trade receivables		–	551
Other receivables, deposits and prepayments		1,721	1,669
Cash and bank balances		466	8,314
		2,187	10,534
Current liabilities
Other creditors and accruals		1,658	4,965
Current portion of finance lease		–	37
Due to an intermediate holding company	21	9,643	–
Due to a fellow subsidiary	21	334	–
		11,635	5,002
Net current (liabilities)/assets		(9,448)	5,532

Total assets less current liabilities		6,984,896	88,505

Non-current liabilities
Finance lease payable		–	131
Long term loan from a fellow subsidiary	26	465,828	–
Convertible note	27	3,200,000	–
		3,319,068	88,374
Capital and reserves
Issued equity	29(b) & (c)	4,034,023	711,028
Reserves	31	(714,955)	(622,654)
		3,319,068	88,374

WONG King Fai, Peter	KAN Ka Wing, Frankie
Director	Director

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Note	2004 HK$’000	2003 HK$’000
Operating Activities
Net cash inflow generated from operations	32(a)	437,956	551,888
Interest paid		(95,260)	(58,209)
Overseas taxation paid		(497)	–
Net cash inflow from operating activities		342,199	493,679

Investing Activities
Interest received		1,215	433
Purchases of prepaid capacity		(23,239)	–
Purchases of fixed assets		(704,554)	(1,231,550)
Finance costs related to purchases of fixed assets		(12,437)	(24,089)
Proceeds from disposal of fixed assets		8,887	164
Disposal of subsidiaries, net of cash disposed of	32(e)	(594)	–
Payment of prepaid network costs		(83,533)	(96,369)
Acquisition of subsidiaries, net of cash acquired	32(c)&(d)	144,075	(46,277)
Increase in pledged time deposits		(10,068)	–
Net cash outflow from investing activities		(680,248)	(1,397,688)

Net cash outflow before financing		(338,049)	(904,009)

Financing Activities
Exercise of share option of the Company		816	–
Share issue expenses incurred by the Company		(4,613)	–
Long term loans from a fellow subsidiary/
an intermediate holding company		441,847	3,423,981
Repayment of long term bank loans, secured		–	(2,530,000)
Additions of bank loans and other loans		325,685	–
Repayments of bank loans and other loans		(304,927)	–
Capital element of finance lease payments		(31)	–
Interest element of finance lease payments		(12)	–
Net cash inflow from financing activities	32(b)	458,765	893,981

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Note	2004 HK$’000	2003 HK$’000

Increase/(Decrease) in Cash and Cash Equivalents		120,716	(10,028)
Cash and cash equivalents at beginning of year		8,446	18,474
Effect of foreign exchange rate changes		1,330	–
Cash and Cash Equivalents at End of Year		130,492	8,446

Analysis of Balances of Cash and Cash Equivalents
Cash and bank balances	22	117,655	8,446
Non-pledged time deposits with maturity of less than three months	22	17,657	–
		135,312	8,446
Bank overdrafts	24	(4,820)	–
		130,492	8,446

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Consolidated Statement of Changes in Equity

	Issued equity HK$’000 note 29(a )	Exchange reserve HK$’000	Accumulated losses HK$’000	Total HK$’000

At 1 January 2004	5,278,364	–	(1,986,370)	3,291,994
Exchange differences	–	816	–	816
Acquisition of subsidiaries (note 32(c))	(3,148,998)	–	–	(3,148,998)
Share issue expenses in relation to acquisition of subsidiaries (note 32(c))	(4,613)	–	–	(4,613)
Exercise of share option	816	–	–	816
Profit for the year	–	–	96,512	96,512
At 31 December 2004	2,125,569	816	(1,889,858)	236,527
At 1 January 2003	5,278,364	–	(2,039,210)	3,239,154
Profit for the year	–	–	52,840	52,840
At 31 December 2003	5,278,364	–	(1,986,370)	3,291,994

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

1.	Reverse acquisition accounting

The consolidated financial statements have been prepared based on the reverse acquisition method following the requirements under Hong Kong Financial Reporting Standard (“HKFRS”) 3, “Business Combinations” in accounting for the transaction whereby the businesses of Vanda Systems & Communications Holdings Limited (“Vanda”), Hutchison Global Communications Investments Limited (“HGC”) and PowerCom Network Hong Kong Limited (“PowerCom”) (collectively “the Group”) were consolidated as from the acquisition date of 12 March 2004. Pursuant to the requirements under HKFRS 3, HGC is deemed to be the effective acquirer of Vanda. The consolidated financial statements, have been prepared as a continuation of the consolidated financial statements of HGC and its subsidiaries (the “HGC Group”). Accordingly, the consolidated financial statements for 2004 represent the consolidated financial statements of HGC, and the results of Vanda are included in the consolidated financial statements from the acquisition date.

The acquisition of Vanda and PowerCom is accounted for by using the purchase method. Under this method, the identifiable assets and liabilities of Vanda and PowerCom were assessed at their fair value at 12 March 2004. Under HKFRS 3, the deemed consideration is determined based on the fair value of the equity instruments deemed to have been issued by HGC to the shareholders of Vanda or the fair value of the equity instruments of Vanda before the business combination. The determination of the deemed consideration requires the exercise of significant judgement, including considering factors such as published market prices and volumes of trading for quoted instruments and other factors. The Directors have made an estimation of the deemed consideration based on all the relevant and available facts and information, and the difference between the deemed consideration and the fair value of the identifiable assets and liabilities of Vanda and PowerCom, amounting to approximately HK$35 million, has been accounted for as goodwill arising from the acquisition in the consolidated balance sheet.

The 2003 comparative figures represent the consolidated financial statements of HGC Group only. The Company financial statements represent those of Hutchison Global Communications Holdings Limited (the “Company”, formerly known as Vanda Systems & Communications Holdings Limited).

2.	Principal accounting policies

A.	Basis of preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with the accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The financial statements are prepared under the historical cost convention except, as set out in note 2E, other investments, and note 2G, investment properties, which are stated at fair values.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

A.	Basis of preparation (continued)

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. In the current year, the Group has early adopted the following new HKFRSs:

HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 40	Investment Property
HKFRS 3	Business Combinations
HKAS-INT 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets

Except for the adoption of HKFRS 3 “Business Combinations” to account for reverse acquisition as set out in note 1, the adoption of the above new HKFRSs had no material effects on the Group’s results.

The Group has not early adopted other new HKFRSs except for those mentioned above in the financial statements for the year ended 31 December 2004.

The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

At 31 December 2004, the Group had net current liabilities of HK$527,233,000 and significant capital expenditure contracted but not provided for of HK$637,922,000 as set out in note 34. The Group has obtained loan facilities amounting to HK$4.4 billion from Hutchison Telecommunications International (HK) Limited, a fellow subsidiary of the Company, of which approximately HK$3.9 billion has been utilised as at 31 December 2004. With these loan facilities continued to be available to the Group for a period of at least twelve months, the Directors are of the opinion that the Group will be able to meet its liabilities as they fall due and to continue in business for a period of at least twelve months from the date of this report. Consequently, the Directors have prepared the financial statements on a going concern basis.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

B.	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast majority of votes at the meetings of the Board of Directors.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit and loss account.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

C.	Associated companies

A company is classified as an associated company if not less than 20% nor more than 50% of the equity voting rights are held as a long term investment, a significant influence is exercised over its management and there is no contractual agreement between the shareholders to establish joint control over the economic activities of the entity. Results of the associated companies are incorporated in the financial statements to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net tangible and intangible assets at the date of acquisition, less provision for impairment in value.

D.	Long term investments

Long term investments are unlisted securities, intended to be held for a continuing strategic or long term purpose, and are stated at cost less any impairment losses, on an individual investment basis.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the consolidated profit and loss account. This impairment loss is written back to the consolidated profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

E.	Other investments

Other long term investments in unlisted equity securities intended to be held on a long term basis are stated at their fair values as estimated by the Directors at the balance sheet date, on an individual investment basis.

At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the consolidated profit and loss account.

F.	Fixed assets

Fixed assets are stated at cost or valuation less accumulated depreciation and accumulated impairment loss. Leasehold land is amortised over the remaining period of the lease. Buildings are depreciated on the basis of an expected useful life up to 50 years, or the remainder thereof, or over the remaining period of the lease, whichever is less.

Depreciation of other fixed assets, comprising telecommunication equipment, computer equipment, office equipment, furniture and fixtures and motor vehicles, are provided at rates calculated to write off their costs over their estimated useful lives on a straight-line basis at annual rates from 2.86% to 33.33%.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

F.	Fixed assets (continued)

Leasehold improvements are depreciated over unexpired period of the lease or expected useful life of 6.7 years, whichever is the greater. The period of the lease includes the period of which a right of renewal is attached.

During the year ended 31 December 2004, the Group re-assessed the useful lives of certain of the Group’s telecommunications and other assets in relation to the Group’s telecommunications services division. As a result of this re-assessment the useful lives of some of these assets have been extended from 6.7 years to 20 years and some from 25 years to 35 years. This change in accounting estimate has been accounted for prospectively from 1 January 2004, resulting in a reduction in depreciation charge for the year ended 31 December 2004 of HK$57 million.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

G.	Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm’s length.

Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account.

H.	Prepaid capacity and maintenance

Telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services are amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

I.	Prepaid network costs

Incremental and directly attributable expenditures related to new telecommunications services contracts are deferred and amortised over the expected average lives of the respective telecommunications services groups from the date of connection.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

J.	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased. Assets held under finance lease are depreciated over the shorter of their estimated useful lives or the lease periods.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Leases payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated profit and loss account. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on accrual basis.

When the Group is the lessor, assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

K.	Inventories

Inventories, which comprise finished goods, are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis and includes all costs of purchases, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is based on the estimated selling price less any estimated costs necessary to make the sale.

L.	Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

M.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies is included in investments in associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

N.	Asset impairment

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

O.	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

P.	Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Q.	Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i)	from the sale of goods, on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed;

(ii)

from the rendering of international services, local fixed network services and multi-media services, software development services and technical services, in the period in which the services are rendered;

(iii)	rental income, in the period in which the properties are let out, on the straight-line basis over the lease terms; and

(iv)	interest income, on a time proportion basis, taking into account the principal outstanding and the effective interest rate applicable.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

R.	Employee benefits

(i)	Bonus plans

The expected cost of bonus payment is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(ii)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

Pension costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated profit and loss account so as to spread the regular cost over the future service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year.

The pension obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on high quality corporate bonds with currency and term similar to the estimated term of benefit obligations. Cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date are recognised over the average remaining service lives of employees.

The Group’s contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year incurred.

Pension costs are charged against the consolidated profit and loss account within staff costs.

The pension plans are funded by the relevant Group company taking into account the recommendations of independent qualified actuaries and by payments from employees for contributory plans.

(iii)	Share option

Share options are granted to some Directors, senior executives and employees. No compensation cost is recognised when the options are granted. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

S.	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

T.	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements when a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

U.	Foreign exchange

Transactions in foreign currencies are converted at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

For the purposes of preparing consolidated financial statements, the financial statements of subsidiaries and associated company outside Hong Kong are translated into Hong Kong dollars using the year end rates of exchange for the balance sheet items and the average rates of exchange for the year for the profit and loss account items. Exchange differences are dealt with as a movement in reserves.

V.	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

2.	Principal accounting policies (continued)

W.	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

X.	Segment reporting

In accordance with the Group’s internal financial report, the Group has determined that business segments be presented as the primary report format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, intangible assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude taxation and certain loans. Capital expenditure comprises additions to fixed assets and prepaid capacity.

In respect of geographical segment reporting, sales are based on the country in which the customer is located and total assets and capital expenditure are where the assets are located.

3.	Turnover

The Group is principally engaged in the provision of telecommunications services comprising local fixed telecommunications network services, international services and multi-media services; and IT solutions comprising sale of computer systems, provision of related systems integration services, software development and e-business services. An analysis of turnover and other revenues of the Group is as follows:

	2004	2003
	HK$’000	HK$’000
Turnover:
Sales of goods	758,732	–
Rendering of services	1,961,878	1,601,130
	2,720,610	1,601,130
Other revenues:
Roadwork design and maintenance fee	2,112	3,926
Bank interest income	1,215	433
Rental income	1,698	–
Sundry income	11,497	3,048
	16,522	7,407

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

4.	Segment information

Segment information is presented in respect of the Group’s primary business segment and secondary geographical segment.

Business segment:

	Telecommunications Services		IT Solutions		Consolidated
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Segment revenue:
Turnover	1,904,179	1,601,130	816,431	–	2,720,610	1,601,130
Segment results:
Segment profit before amortisation and depreciation	636,149	579,338	27,392	–	663,541	579,338

Amortisation and depreciation	(461,669)	(412,268)	(4,836)	–	(466,505)	(412,268)
Operating profit	174,480	167,070	22,556	–	197,036	167,070

Share of loss of an associated company	–	–	(217)	–	(217)	–
Profit before finance costs and taxation	174,480	167,070	22,339	–	196,819	167,070
Finance costs					(95,272)	(114,230)
Taxation					(3,437)	–
Profit after taxation					98,110	52,840
Minority interests					(1,598)	–
Profit attributable to shareholders					96,512	52,840
Capital expenditures	735,510	1,297,717	4,720	–	740,230	1,297,717

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

4.	Segment information (continued)

	Telecommunications Services		IT Solutions		Consolidated
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000

Segment assets	8,209,859	7,694,424	449,405	–	8,659,264	7,694,424
Goodwill	34,756	–	–	–	34,756	–
Interest in an associated company	–	–	3,018	–	3,018	–
	8,244,615	7,694,424	452,423	–	8,697,038	7,694,424
Unallocated assets					2,971	–
Total assets					8,700,009	7,694,424
Segment liabilities	894,776	962,557	287,192	–	1,181,968	962,557
Unallocated liabilities					7,260,444	3,439,873
Current and deferred tax					15,908	–
Total liabilities					8,458,320	4,402,430

Geographical segment:

	Hong Kong and Macau		Mainland China		Rest of Asia		Consolidated
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Segment revenue:
Turnover	2,099,484	1,601,130	187,313	–	433,813	–	2,720,610	1,601,130
Operating profit	163,334	167,070	18,048	–	15,654	–	197,036	167,070
Capital expenditures	737,234	1,297,717	2,279	–	717	–	740,230	1,297,717
Segment assets	8,333,421	7,694,424	146,756	–	179,087	–	8,659,264	7,694,424
Goodwill	34,756	–	–	–	–	–	34,756	–
Interest in an associated company	–	–	3,018	–	–	–	3,018	–
	8,368,177	7,694,424	149,774	–	179,087	–	8,697,038	7,694,424
Unallocated assets							2,971	–
Total assets							8,700,009	7,694,424

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

5.	Operating profit

Operating profit is shown after crediting and charging the following items:

		2004	2003
	Note	HK$’000	HK$’000
Crediting:
Gain on disposal of fixed assets		1,170	–
Gain on disposal of subsidiaries	32(e)	8,652	–
Net exchange gains		–	815
Charging:
Cost of inventories sold		594,852	–
Depreciation and amortisation:
Fixed assets	12	423,525	376,700
Prepaid capacity
Activated capacity	14(a)	42,980	35,568
Activated maintenance (included in cost of sales)	14(a)	19,431	16,516
Prepaid network costs (included in cost of sales)	14(b)	24,016	12,010
Operating leases:
Land and buildings		51,628	39,628
Leased lines		181,401	140,332
Auditors’ remuneration		4,190	1,389
Loss on disposal of fixed assets		–	279
Staff costs	7	454,318	358,967
Net exchange losses		622	–
Provision for doubtful debts		13,869	10,204
Provision for inventories		1,421	–

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

6.	Finance costs

	2004	2003
	HK$’000	HK$’000
Interest on:
Bank loans, overdrafts and supplier loans and other loans wholly repayable within five years	3,474	–
Bank loans and other loans not wholly repayable within five years	1,143	52,736
Finance lease	12	–
Convertible note	25,862	–
Loans from an intermediate holding company	51,777	34,433
Loan from a fellow subsidiary	25,441	–
Unamortised prepaid finance costs written off	–	51,150
	107,709	138,319
Less: interest capitalised in fixed assets	(12,437)	(24,089)
	95,272	114,230

The capitalisation rate applied to fund borrowed is between 1.9% and 2.6% per annum (2003: 1.9% and 3.4%).

7.	Staff costs (including Directors’ remuneration)

	2004	2003
	HK$’000	HK$’000
Wages and salaries	417,681	328,443
Termination benefits	3,932	1,318
Pension cost defined contribution plans	7,188	4,696
Pension cost defined benefits plans	10,927	15,964
Staff benefits	14,590	8,546
	454,318	358,967

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

8.	Directors’ and senior management’s emoluments

(a)	Directors’ emoluments

The aggregate amounts of emoluments paid and payable to Directors of the Company during the year are as follows:

Name	Fees	Basic Salaries, Allowances and Benefits- in-kind	Discretionary Bonus	Provident Fund Contributions	Inducement or Compensation fees	Total Emoluments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Fok Kin-ning, Canning	70	–	–	–	–	70

Lai Kai Ming, Dominic	70	–	–	–	–	70

Chow Woo Mo Fong, Susan	70	–	–	–	–	70

Frank John Sixt	57	–	–	–	–	57

Dennis Pok Man Lui	53	–	–	–	–	53

Wong King Fai, Peter	56	3,236	3,450	207	–	6,949

Kan Ka Wing, Frankie	56	2,525	1,356	162	–	4,099

Chan Wen Mee, May (Michelle)	70	–	–	–	–	70

Lam Hon Nam	70	3,075	–	144	–	3,289

Tuan Lam	70	–	–	–	–	70

Cheng Ming Fun, Paul	36	–	–	–	–	36

Cheong Ying Chew, Henry	140	–	–	–	–	140

Lam Lee G.	140	–	–	–	–	140

Stephen Ingram*	53	–	–	–	–	53

Loh Tiak Koon*	–	972	200	23	2,249	3,444
	1,011	9,808	5,006	536	2,249	18,610

Note:

*	Resigned on 1 October 2004

Directors’ fees disclosed above include HK$316,000 (2003: nil) paid to Independent Non-executive Directors.

No emoluments were paid to the Directors of the Company during 2003 as the Company was not yet consolidated into the HGC Group in 2003 (note 1).

During the year, 25,000,000 (2003: nil) options were granted to the Directors under the Share Option Scheme approved by the shareholders at an Extraordinary General Meeting on 2 April 2002. The market value per share at the date of grant is HK$0.48. Please refer to note 30 to the financial statements for details of options granted and exercised during the year.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

8.	Directors’ and senior management’s emoluments (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2003: nil) Directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2003: five) individual during the year are as follows:

	2004	2003
	HK$’000	HK$’000

Basic salaries and allowances	2,130	11,143
Bonuses	643	6,575
Pensions	151	800
	2,924	18,518

The emoluments fell within the following bands:
	Number of individuals
	2004	2003
Emolument bands
HK$2,500,001 – HK$3,000,000	1	3
HK$3,500,001 – HK$4,000,000	–	1
HK$6,000,001 – HK$6,500,000	–	1

9.	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004	2003
	HK$’000	HK$’000
Current taxation
– Hong Kong	497	–
– Outside Hong Kong	3,313	–
Deferred taxation relating to the origination and reversal of temporary differences	(373)	–
	3,437	–

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

9.	Taxation (continued)

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the taxation rate of the countries concerned as follows:

	2004 HK$’000	2003 HK$’000

Profit before taxation	101,547	52,840

Notional tax calculated at rates applicable to profits/(losses) in the countries concerned	20,047	8,640
Income not subject to taxation	(1,935)	(76)
Expenses not deductible for taxation purpose	6,454	100
Utilisation of previously unrecognised tax losses	(41,641)	(8,664)
Tax losses and temporary differences not recognised	20,512	–
	3,437	–

10.	Profit attributable to shareholders

The Group’s profit attributable to shareholders of HK$96,512,000 consists of a post acquisition loss of HK$91,474,000 at the Company level (note 1) (2003: nil). The remaining balance of the Group’s profit attributable to shareholders represents the consolidated profit contribution from subsidiaries and associated company of the Company during the year.

11.	Earnings per share

Under the reverse acquisition accounting, the 4,875,000,000 ordinary shares issued by the Company to acquire HGC as set out in note 29 are deemed to be the number of ordinary shares outstanding on 1 January 2003 for the purpose of computing earnings per share.

The calculation of the basic earnings per share is based on the Group’s profit attributable to shareholders for the year ended 31 December 2004 of HK$96,512,000 (2003: HK$52,840,000) and the weighted average of 6,509,133,564 ordinary shares in issue during the year ended 31 December 2004 (2003: 4,875,000,000 ordinary shares).

The calculation of diluted earnings per share for the year ended 31 December 2004 is based on the Group’s profit attributable to shareholders for the year of HK$96,512,000, adjusting for the interest saved in conversion of the convertible note of HK$25,792,000. The weighted average number of ordinary shares used in the calculation is 6,509,133,564 ordinary shares in issue during the year, adjusting for the weighted average of 204,435 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all outstanding share options, and for the weighted average of 2,686,703,096 ordinary shares assumed to have been converted from the convertible note.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

12.	Fixed assets

Group	Investment properties HK$’000	Other properties HK$’000	Telecom- munications assets HK$’000	Other assets HK$’000	Total HK$’000
Cost or valuation
At 1 January 2004	–	66,208	6,942,646	281,101	7,289,955
Exchange differences	–	–	–	561	561
Additions	–	–	697,373	19,618	716,991
Acquisition of subsidiaries	23,300	50,334	23,279	74,155	171,068
Disposals	(410)	(17,602)	(225)	(9,046)	(27,283)
Disposal of subsidiaries	–	(12,297)	–	(6,172)	(18,469)
At 31 December 2004	22,890	86,643	7,663,073	360,217	8,132,823
Accumulated depreciation
At 1 January 2004	–	8,005	1,060,210	176,595	1,244,810
Exchange differences	–	–	–	519	519
Charge for the year	–	2,952	378,123	42,450	423,525
Acquisition of subsidiaries	–	20,874	3,059	65,275	89,208
Disposals	–	(11,783)	(57)	(7,726)	(19,566)
Disposal of subsidiaries	–	(4,628)	–	(5,475)	(10,103)
At 31 December 2004	–	15,420	1,441,335	271,638	1,728,393
Net book value
At 31 December 2004	22,890	71,223	6,221,738	88,579	6,404,430
At 31 December 2003	–	58,203	5,882,436	104,506	6,045,145
Cost or valuation at 31 December 2004
At cost	–	86,643	7,663,073	360,217	8,109,933
At valuation	22,890	–	–	–	22,890
	22,890	86,643	7,663,073	360,217	8,132,823
Cost or valuation at 31 December 2003
At cost	–	66,208	6,942,646	281,101	7,289,955
At valuation	–	–	–	–	–
	–	66,208	6,942,646	281,101	7,289,955

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

12.	Fixed assets (continued)

Net book value of investment properties and other properties comprises:

	Group
	2004	2003
	HK$’000	HK$’000
Hong Kong
Medium leasehold (less than 50 years but not less than 10 years)	56,142	58,203
Outside Hong Kong
Medium leasehold (less than 50 years but not less than 10 years)	37,971	–
	94,113	58,203

Investment properties have been revalued as at 31 December 2004 by DTZ Debenham Tie Leung and Midland Surveyors Limited, independent professionally qualified valuers, on an open market value basis.

As at 31 December 2004, certain of the Group’s investment properties with carrying values of HK$19,000,000 (2003: nil) and leasehold land and buildings with a net book value of HK$5,787,000 (2003: nil) were pledged as security for banking facilities granted to the Group. The net book value of the Group’s fixed assets held under finance leases included in the total amount of other assets at 31 December 2004 amounted to HK$131,000 (2003: nil).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

12.	Fixed assets (continued)

Company	Other assets HK$’000
Cost
At 1 January 2004	2,491
Disposals	(2,491)
At 31 December 2004	–
Accumulated depreciation
At 1 January 2004	1,272
Charge for the year	217
Disposals	(1,489)
At 31 December 2004	–
Net book value
At 31 December 2004	–
At 31 December 2003	1,219

13.	Goodwill

Group	HK$’000
Cost or net book value
At 1 January 2004	–
Acquisition of subsidiaries	34,756
At 31 December 2004	34,756

Goodwill is allocated to the Group’s telecommunications services business. The recoverable amount of this business unit is determined based on value-in-use calculations. The key assumptions used in the value-in-use calculations are based on management’s best estimates of growth rates and discount rates.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

14(a). Prepaid capacity and maintenance

Group	Unactivated capacity	Unactivated maintenance	Activated capacity	Activated maintenance	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2004	403,812	182,719	536,764	248,669	1,371,964
Activations	(109,353)	(43,410)	109,353	43,410	–
Additions	7,849	–	15,390	–	23,239
At 31 December 2004	302,308	139,309	661,507	292,079	1,395,203
Accumulated amortisation
At 1 January 2004	–	–	62,933	31,404	94,337
Amortisation	–	–	42,980	19,431	62,411
At 31 December 2004	–	–	105,913	50,835	156,748
Net book value
At 31 December 2004	302,308	139,309	555,594	241,244	1,238,455
Cost
At 1 January 2003	394,251	186,398	504,247	244,990	1,329,886
Activations	(7,778)	(3,679)	7,778	3,679	–
Additions	17,339	–	24,739	–	42,078
At 31 December 2003	403,812	182,719	536,764	248,669	1,371,964
Accumulated amortisation
At 1 January 2003	–	–	27,365	14,888	42,253
Amortisation	–	–	35,568	16,516	52,084
At 31 December 2003	–	–	62,933	31,404	94,337
Net book value
At 31 December 2003	403,812	182,719	473,831	217,265	1,277,627

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

14(b). Prepaid network costs

Group	HK$’000

Cost
At 1 January 2004	139,735
Additions	83,533
At 31 December 2004	223,268

Accumulated amortisation
At 1 January 2004	14,277
Charge for the year	24,016
At 31 December 2004	38,293

Net book value
At 31 December 2004	184,975

Cost
At 1 January 2003	43,366
Additions	96,369
At 31 December 2003	139,735

Accumulated amortisation
At 1 January 2003	2,267
Charge for the year	12,010
At 31 December 2003	14,277

Net book value
At 31 December 2003	125,458

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

15.	Interests in subsidiaries

	Company
	2004 HK$’000	2003 HK$’000

Unlisted shares, at cost	6,553,693	28,278
Due from subsidiaries	1,014,794	540,624
Due to subsidiaries	(20,297)	(1,163)
	7,548,190	567,739
Less: Provision for impairment	(553,846)	(485,985)
	6,994,344	81,754

Except for amounts due from certain subsidiaries totalling HK$109,102,000 (2003: HK$113,968,000) which bear interest at 5% (2003: 5% to 5.125%) per annum, the amounts due from/(to) subsidiaries are unsecured, have no fixed repayment terms and interest–free.

Particulars regarding the principal subsidiaries are set forth in note 39.

16.	Interest in an associated company

	Group
	2004 HK$’000	2003 HK$’000

Share of net assets	2,913	–
Due from an associated company	105	–
	3,018	–
Investment at cost
Unlisted shares	4,600	–

The amount due from an associated company is unsecured, interest free and has no fixed repayment terms.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

16.	Interest in an associated company (continued)

The following shows the particulars of the principal associated company at 31 December 2004:

Name	Place of incorporation and operation	Principal activities	Particulars of registered capital	Interest held indirectly

Beijing Datang-Vanda Systems & Communications Co., Ltd.	PRC, limited liability company	Systems integration	Registered capital of RMB20,000,000	25%

17.	Pension assets

	Group
	2004 HK$’000	2003 HK$’000

Defined benefit plan assets	670	422

The Group’s pension schemes are operated within the pension plans of Hutchison Whampoa Limited Group.

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s major retirement schemes are defined benefit plans in Hong Kong. The plans are either contributory final salary pension plans or non-contributory guaranteed return defined contribution plans.

The Group’s major plans were valued by Watson Wyatt, qualified actuaries, annually using the projected unit credit method.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

17.	Pension assets (continued)

(a)	Defined benefit plans (continued)

The principal actuarial assumptions used for accounting purposes are as follows:

	2004	2003

Discount rate applied to defined benefit plan obligations	3.50% – 3.75%	4.50% – 4.75%
Expected return on plan assets	8.00%	8.00%
Future salary increases	3.00% – 4.00%	3.00% – 4.00%
Interest credited on plan accounts	5.00% – 6.00%	5.00% – 6.00%

The amount recognised in the consolidated profit and loss account is as follows:

	2004	2003
	HK$’000	HK$’000

Current service cost	16,486	16,468
Interest cost	4,171	3,929
Expected return on plan assets	(6,977)	(5,462)
Net actuarial losses recognised	212	1,258
	13,892	16,193
Less: pension cost capitalised	(2,965)	(229)
Total, included in staff costs (note 7)	10,927	15,964

Of the total charges, HK$6,414,000 (2003: HK$11,106,000) and HK$4,513,000 (2003: HK$4,858,000) were included, respectively, in cost of sales and selling, general and administrative expenses.

The amount recognised in the consolidated balance sheet is determined as follows:

	Group
	2004 HK$’000	2003 HK$’000

Present value of defined benefit obligations	(117,672)	(90,082)
Fair value of plan assets	92,692	77,952
Deficit	(24,980)	(12,130)
Unrecognised actuarial loss	25,650	12,429
	670	299
Related to subsidiaries acquired	–	123
Defined benefit plan assets	670	422

The actual return on plan assets is HK$3,945,000 (2003: HK$7,482,000).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

17.	Pension assets (continued)

(a)	Defined benefit plans (continued)

The movements in the defined benefit plan assets are as follows:

	Group
	2004 HK$’000	2003 HK$’000

At 1 January	422	3,309
Total expenses	(13,892)	(16,193)
Contributions paid	14,140	13,183
	670	299
Related to subsidiaries acquired	–	123
At 31 December	670	422

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6% per annum and salary increases of 4%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2004 this plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements. During the year, forfeited contributions totalling HK$4,123,000 (2003: HK$3,641,000) were used to reduce the current year’s level of contributions.

(b)	Defined contribution plans

The Group’s costs in respect of defined contribution plans for the year amounted to HK$7,188,000 (2003: HK$4,696,000).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

18.	Long term investment

	Group
	2004 HK$’000	2003 HK$’000

Unlisted equity investment, at cost	115,330	–
Provision for impairment	(115,330)	–
	–	–

The long term investment represents a 4.96% equity interest in Netstar International Holdings (BVI) Limited, which is engaged in the trading of networking equipment and the provision of network integration services. In view of the continuous non-performance and unsatisfactory results of this long term investment, full provision had been made in previous years.

19.	Other investments

	Group
	2004 HK$’000	2003 HK$’000

Unlisted investments, at cost	57,202	–
Fair value adjustment	(57,202)	–
	–	–

Unlisted investments represent a 7.46% equity interest held in New Tech & Telecom Investment Limited (“NT&T”) in the form of ordinary shares at a cost of HK$25,402,000 and bonds issued by NT&T at an interest rate of 4% for a total amount of HK$31,800,000 due in 2006.

20.	Trade receivables

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses in which they operate. For telecommunications services provided to mass market customers, the average credit period ranges from 30 to 60 days. The credit terms given to other customers vary and are generally based on the financial strength of individual customers.

	Group
	2004 HK$’000	2003 HK$’000

Current to 30 days	272,576	100,746
31 to 90 days	136,052	67,179
Over 90 days	131,287	368
	539,915	168,293

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

21.	Due from/(to) fellow subsidiaries, the immediate holding company and an intermediate holding company

Amounts due from/(to) fellow subsidiaries, the immediate holding company and an intermediate holding company are unsecured and have no fixed repayment terms. During the year, interest was charged at rates between zero and prevailing market rates as agreed between the parties on a periodic basis.

22.	Cash and bank balances and pledged bank deposits

	Group
	2004 HK$’000	2003 HK$’000

Cash and bank balances	117,655	8,446
Time deposits	27,725	–
	145,380	8,446
Less: Time deposits pledged for banking facilities	(10,068)	–
Cash and bank balances	135,312	8,446

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi (“RMB”) amounted to HK$28,177,000 (2003: nil). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

23.	Trade payables

The aged analysis of trade payables at the balance sheet date is as follows:

	Group
	2004 HK$’000	2003 HK$’000

Current to 30 days	69,582	8,607
31 to 90 days	38,365	69,655
Over 90 days	62,356	200,713
	170,303	278,975

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

24.	Interest-bearing loans and overdrafts

	Group
	2004 HK$’000	2003 HK$’000

Secured bank overdrafts	4,820	–
Trust receipts loans
Secured	6,559	–
Unsecured	81,761	–
Bank loans
Secured	16,185	–
Unsecured	53,700	15,892
Other loans	31,460	–
	194,485	15,892

At 31 December 2004, the Group’s bank loans, overdrafts and supplier loans were repayable as follows:

	Group
	Bank loans and overdrafts		Other loans			Total
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000

Within one year	161,945	–	1,341	1,239	163,286	1,239
In the second year	1,080	–	1,445	1,341	2,525	1,341
In the third to fifth years	–	–	28,674	13,312	28,674	13,312
	1,080	–	30,119	14,653	31,199	14,653
	163,025	–	31,460	15,892	194,485	15,892

Certain bank loans, trust receipt loans and bank overdrafts are secured by fixed charges over certain leasehold land and buildings and investment properties (note 12) and time deposits of the Group (note 22), and bear interest at rates ranging from 4.4% to 7.2% (2003: nil) per annum. Certain bank loans, other loans and supplier loans are unsecured and bear interest at rates ranging from 0.8% to 12.5% (2003: 7.5%) per annum.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

25.	Finance lease payable

The Group leases certain of its equipment for its systems integration business and general operations. The lease is classified as finance lease and has a remaining lease term of three years.

The future minimum lease payment under the finance lease and its present value at the balance sheet date was as follows:

	Group
			Present value
	Minimum lease payments		of minimum lease payments
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Amounts payable:
Within one year	52	–	41	–
In the second year	51	–	45	–
In the third to fifth years, inclusive	47	–	45	–
Total minimum finance lease payments	150	–	131	–
Future finance charges	(19)	–
Total net finance lease payable	131	–
Portion classified as current liabilities	(41)	–
Long term portion	90	–

26.	Long term loans from a fellow subsidiary

Long term loans from a fellow subsidiary are unsecured, bear interest at prevailing market rates and are repayable on 17 July 2008.

Included in the long term loans is an amount of HK$465,828,000, which is drawn under the HK$1 billion Credit Facility Agreement (the “Agreement”) with the fellow subsidiary.

According to the Agreement, on each of the first and second anniversaries of the date of the Agreement on 12 March 2004, all loans which have been drawn and remain outstanding together with all interest accrued but not paid to as up to and including each such date (the “Outstandings”) shall be mandatorily and automatically converted into a convertible note in the principal sum of the Outstandings. Upon such conversion, the aggregate amount of the loans so converted shall deem to be cancelled.

As up to 31 December 2004, no such conversion has been made.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

27.	Convertible note

On 28 January 2004, Hutchison Whampoa Limited, Cheung Kong (Holdings) Limited and the Company jointly announced that the Company has conditionally agreed to purchase the entire issued share capital of Hutchison Global Communications Investments Limited and the entire issue share capital of PowerCom Networks Hong Kong Limited from Hutchison Global Communications Investment Holding Limited and Cheung Kong Enterprises Limited and CLP Telecommunications Limited (the “Transaction”). Convertible Note in the principal sum of HK$3,200,000,000 credited as fully paid at its face value was used as part of the consideration for the Transaction.

The Convertible Note bears a coupon at the rate of 1.0% per annum payable every six months in arrears. Unless previously converted, the outstanding principal amount of the Convertible Note will be repaid by the Company upon its maturity on the fifth anniversary of the date of issue of the Convertible Note. The Convertible Note will not be redeemable before the maturity date unless an event of default occurs. The Convertible Note is convertible into ordinary shares of the Company at any time on or after the first anniversary of the date of issue but before maturity, at an initial conversion price of HK$0.96 per share, subject to adjustment.

Upon full conversion of the Convertible Note at the initial conversion price of HK$0.96 per share, 3,333,333,333 new ordinary shares would be issued.

No conversion has been made during the year.

28.	Deferred taxation

Deferred taxation are calculated in full on temporary differences under the liability method using taxation rates applicable to profits/(losses) in the countries concerned.

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group
	2004 HK$’000	2003 HK$’000

At 1 January	–	–
Exchange differences	6	–
Acquisition of subsidiaries (note 32(c))	632	–
Deferred taxation credited to consolidated profit and loss account (note 9)	(373)	–
At 31 December	265	–

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

28.	Deferred taxation (continued)

At 31 December 2004, the Group had unrecognised tax losses of HK$1,218,864,000 (2003: HK$961,320,000) to carry forward against future taxable income. An amount of HK$59,129,000 (2003: nil) of the unrecognised tax losses will expire within five years.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Group
Deferred (liabilities)/assets tax arising from	Accelerated depreciation	Amortisation of other prepayments	Tax losses	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2004	(679,858)	–	679,858	–
(Charged)/credited to consolidated profit and loss account	(55,633)	–	56,006	373
Acquisition of subsidiaries	(2,491)	–	1,859	(632)
Exchange differences	(6)	–	–	(6)
At 31 December 2004	(737,988)	–	737,723	(265)
At 1 January 2003	(529,945)	(8,383)	538,328	–
Tax rate adjustment	(49,682)	(786)	50,468	–
	(579,627)	(9,169)	588,796	–
(Charged)/credited to consolidated profit and loss account	(101,284)	9,803	91,481	–
Over/(under) provision in prior years	1,053	(634)	(419)	–
At 31 December 2003	(679,858)	–	679,858	–

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

28.	Deferred taxation (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	Group
	2004 HK$’000	2003 HK$’000
Deferred tax assets	–	–
Deferred tax liabilities	265	–
	265	–
The amount shown in the balance sheet includes the following:
Deferred tax assets to be recovered after more than 12 months	–	–
Deferred tax liabilities to be recovered after more than 12 months	265	–

29.	Issued equity

(a)	Issued equity of the Group

	Group
	Number of shares	Issued equity HK$’000

Issued equity	6,903,975,961	2,125,569

At the date of acquisition of Vanda, under reverse acquisition basis of accounting, the amount of issued equity, which includes share capital and contributed surplus in the consolidated balance sheet, represents the amount of issued equity of HGC (legal subsidiary) immediately before the acquisition and the deemed cost of acquisition. The equity structure (i.e. the number and type of shares) reflects the equity structure of Hutchison Global Communications Holdings Limited (legal parent).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

29.	Issued equity (continued)

(b)	Movement in the share capital of the Company is as follows:

	Company
	Number of shares	Nominal value HK$’000
Authorised:
Ordinary shares of HK$0.10 each at 1 January 2004	4,000,000,000	400,000
Increase in authorised share capital	26,000,000,000	2,600,000
Ordinary shares of HK$0.10 each at 31 December 2004	30,000,000,000	3,000,000
Issued and fully paid:
Ordinary shares of HK$0.10 each at 1 January 2004	1,536,421,325	153,642
Exercises of share option	3,982,000	398
Issue of new shares on acquisition of subsidiaries (note 32(c))	5,363,572,636	536,357
Ordinary shares of HK$0.10 each at 31 December 2004	6,903,975,961	690,397

(i)

Pursuant to an ordinary resolution passed at a special general meeting held on 5 March 2004, the authorised share capital of the Company was increased from HK$400,000,000 to HK$3,000,000,000 by the creation of an additional 26,000,000,000 ordinary shares of HK$0.10 each.

(ii)

During the period from 1 January 2004 to 11 March 2004, 1,700,000 share options were exercised which resulted in the issue of 1,700,000 ordinary shares at HK$0.10 each at subscription prices of HK$0.81 per share, giving rise to a share premium of HK$1,207,000.

(iii)

On 12 March 2004, 4,875,000,000 new ordinary shares of HK$0.10 each were alloted and issued to the shareholder of HGC for the acquisition of HGC and 488,572,636 new ordinary shares of HK$0.10 each were alloted and issued to the shareholders of PowerCom for the acquisition of PowerCom (note 32(c)).

(iv)

During the period from 13 March 2004 to 31 December 2004, 2,282,000 share options were exercised which resulted in the issue of 2,282,000 ordinary shares at HK$0.10 each at subscription prices ranging from HK$0.34 to HK$0.41 per share, giving rise to a share premium of HK$588,420.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

29.	Issued equity (continued)

(c)	Issued equity of the Company

Company	Share capital HK$’000	Share premium HK$’000	Contributed surplus HK$’000	Total HK$’000

At 1 January 2004	153,642	529,309	28,077	711,028
Exercise of share options	398	1,795	–	2,193
Issue of shares	536,357	2,789,058	–	3,325,415
Share issue expenses	–	(4,613)	–	(4,613)
At 31 December 2004	690,397	3,315,549	28,077	4,034,023
At 1 April 2003	42,161	307,937	28,077	378,175
Issue of shares upon conversion of convertible bonds	111,477	222,955	–	334,432
Exercise of share options	4	30	–	34
Share issue expenses in relation to the conversion of convertible bonds	–	(1,613)	–	(1,613)
At 31 December 2003	153,642	529,309	28,077	711,028

The contributed surplus of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the reorganisation in 1993, over the nominal value of the Company’s shares issued in exchange therefor. Under the Companies Act (1981) of Bermuda, as amended, the contributed surplus is distributable under certain circumstances.

30.	Share option

(a)	The Group operates certain share option schemes, details of which are as follows:

(i)	1995 Option Scheme

Pursuant to an ordinary resolution passed on 22 March 1995, the Company adopted a share option scheme (the “1995 Option Scheme”). On 2 April 2002, the 1995 Option Scheme was terminated and replaced by a new option scheme (the “2002 Option Scheme”) of the Company. The 1995 Option Scheme will in all other respects remain in force to the extent necessary to give effect to the exercise of the outstanding options granted pursuant thereto (the “Outstanding Options”) which will continue to be valid and exercisable in accordance with the rules of the 1995 Option Scheme. All Outstanding Options were either exercised, expired or cancelled during the year.

At the balance sheet date, there were no share options outstanding under the 1995 Option Scheme.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

30.	Share option (continued)

(a)	The Group operates certain share option schemes, details of which are as follows: (continued)

(ii)	Share option schemes of subsidiaries

On 21 May 2001, the Company approved the adoption by certain subsidiaries (the “Subsidiaries”) of their respective share option schemes (collectively the “Subsidiaries’ Scheme”). The Board of Directors of the Subsidiaries may, at their discretion, offer to grant options to employees and any Executive Directors. The issue of the shares shall be conditional upon the unconditional completion of the listing of the shares of the respective Subsidiaries on any internationally recognised stock exchange.

Up to the date of this report, no options have been granted under the Subsidiaries’ Scheme.

(iii)	2002 Option Scheme

A new option scheme (the “2002 Option Scheme”) was adopted by the Company on 2 April 2002. The 2002 Option Scheme will remain in force for 10 years commencing on 2 April 2002.

Under the 2002 Option Scheme, the Directors may, at their discretion, invite employees of the Group, including Directors of any company in the Group, and other eligible persons, to take up options for shares.

The exercise price of the Shares under the 2002 Option Scheme shall be a price determined by the Directors, but shall not be less than the highest of (i) the closing price of the Shares on the date of the offer of the grant; (ii) the average closing price of the Shares for the five trading days immediately preceding the date of the offer of the grant; and (iii) the nominal value of the Shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

At the balance sheet date, the Company had 116,400,000 share options outstanding under the 2002 Option Scheme, which represented approximately 1.7% of the Company’s shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 116,400,000 additional ordinary shares of the Company and additional share capital of HK$11,640,000 and share premium of HK$46,798,500 (before issue expenses).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

30.	Share option (continued)

(b)	Movements in share options

(i)	1995 Option Scheme

Number of option

At 1 January 2004	8,590,000
Exercised	(1,700,000)
Cancelled/Lapsed	(6,890,000)
At 31 December 2004	–
Options vested as at 31 December 2004	–

*	Detailed movements of 1995 Option Scheme

Movements	Exercise period	Exercise price HK$	Number of options

Exercised	2 November 2001 to 1 November 2004	0.810	1,700,000
Cancelled/Lapsed	12 January 2001 to 11 January 2004	2.200	(3,620,000)
	13 January 2001 to 12 January 2004	2.200	(1,000,000)
	2 November 2001 to 1 November 2004	0.810	(2,270,000)
			(6,890,000)

(ii)	2002 Option Scheme

Number of option

At 1 January 2004	41,850,000
Issued	112,000,000
Exercised	(2,282,000)
Cancelled/Lapsed	(35,168,000)
At 31 December 2004	116,400,000

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

30.	Share option (continued)

(b)	Movements in share options (continued)

(ii)	2002 Option Scheme (continued)

*	Detailed movements of 2002 Option Scheme

Movements	Exercise period	Exercise price HK$	Number of options

Issued	19 August 2004 to 18 August 2008	0.480	112,000,000
Exercised	2 May 2004 to 1 May 2007	0.340	1,700,000
	16 May 2004 to 15 May 2007	0.410	582,000
			2,282,000
Cancelled/Lapsed	3 April 2003 to 2 April 2006	0.886	(20,000,000)
	2 May 2003 to 1 May 2006	0.940	(3,000,000)
	2 May 2004 to 1 May 2007	0.340	(1,750,000)
	16 May 2004 to 15 May 2007	0.410	(3,418,000)
	19 August 2004 to 18 August 2008	0.480	(7,000,000)
			(35,168,000)

(c)	Terms of unexpired and unexercised share options at balance sheet date

(i)	2002 Option Scheme

Date of grant	Exercise period	Exercise price HK$	Number of options
2 May 2002	2 May 2003 to 1 May 2006	0.940	6,850,000
2 May 2003	2 May 2004 to 1 May 2007	0.340	3,800,000
16 May 2003	16 May 2004 to 15 May 2007	0.410	750,000
19 August 2004	19 August 2004 to 18 August 2008	0.480	105,000,000
			116,400,000

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

31.	Reserves

Group	Exchange reserve	Accumulated losses	Total
	HK$’000	HK$’000	HK$’000

At 1 January 2004	–	(1,986,370)	(1,986,370)
Exchange differences	816	–	816
Profit for the year	–	96,512	96,512
At 31 December 2004	816	(1,889,858)	(1,889,042)
Retained by:
Company and subsidiaries	816	(1,889,641)	(1,888,825)
Associated company	–	(217)	(217)
At 31 December 2004	816	(1,889,858)	(1,889,042)
At 1 January 2003	–	(2,039,210)	(2,039,210)
Profit for the year	–	52,840	52,840
At 31 December 2003	–	(1,986,370)	(1,986,370)
Retained by:
Company and subsidiaries	–	(1,986,370)	(1,986,370)
Associated company	–	–	–
At 31 December 2003	–	(1,986,370)	(1,986,370)

Company	Accumulated losses HK$’000

At 1 January 2004	(622,654)
Loss for the year	(92,301)
At 31 December 2004	(714,955)
At 1 April 2003	(560,991)
Loss for the period	(61,663)
At 31 December 2003	(622,654)

The Company has no distributable reserves as at 31 December 2004.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

32.	Consolidated cash flow statement

(a)	Reconciliation of profit before taxation for the year to net cash inflow generated from operations

	2004 HK$’000	2003 HK$’000

Profit before taxation	101,547	52,840
Adjustments for:
Interest income	(1,215)	(433)
Finance costs	95,272	114,230
Depreciation of fixed assets	423,525	376,700
Gain on disposal of subsidiaries	(8,652)	–
(Gain)/loss on disposals of fixed assets	(1,170)	279
Amortisation of prepaid network costs	24,016	12,010
Amortisation of prepaid capacity	42,980	35,568
Amortisation of prepaid maintenance	19,431	16,516
Share of loss of an associated company	217	–
Provision for and write-off of bad and doubtful debts	13,869	10,204
Provision for inventories	1,421	–
Operating profit before changes in working captial	711,241	617,914

(Increase)/decrease in pension asset	(248)	3,010
Decrease in inventories	8,843	–
Increase in trade receivables	(228,092)	(59,686)
(Increase)/decrease in other receivables, deposits and prepayments	(23,388)	12,100
Increase in due from the immediate holding company	(369)	(193)
Decrease/(increase) in amounts due from fellow subsidiaries	6,575	(18,977)
Decrease in trade payables and accrued liabilities	(37,461)	(6,404)
(Decrease)/increase in due to an intermediate holding company	(6,758)	5,150
Increase/(decrease) in due to fellow subsidiaries	7,613	(1,026)
Net cash inflow generated from operations	437,956	551,888

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

32.	Consolidated cash flow statement (continued)

(b)	Analysis of changes in financing during the year

	Issued equity HK$’000	Minority interests HK$’000	Finance leases HK$’000	Loan from an intermediate holding company/ a fellow subsidiary HK$’000	Convertible note HK$’000	Bank and other loans HK$’000	Total HK$’000

At 1 January 2004	5,278,364	–	–	3,423,981	–	15,892	8,718,237
Exchange Difference	–	–	–	–	–	1,066	1,066
Issue of convertible note	–	–	–	–	3,200,000	–	3,200,000
Disposal of subsidiaries	–	(2,543)	–	–	–	–	(2,543)
Minority interests’ share of profits	–	1,598	–	–	–	–	1,598
Interest element of finance lease charged to consolidated profit and loss account	–	–	12	–	–	–	12
Acquisition of subsidiaries	(3,148,998)	6,107	162	–	–	151,949	(2,990,780)
Cash inflows/(outflows)	(3,797)	–	(43)	441,847	–	20,758	458,765
At 31 December 2004	2,125,569	5,162	131	3,865,828	3,200,000	189,665	9,386,355

	Issued equity HK$’000	Minority interests HK$’000	Finance leases HK$’000	Loan from an intermediate holding company/ a fellow subsidiary HK$’000	Convertible note HK$’000	Bank and other loans HK$’000	Total HK$’000

At 1 January 2003	5,278,364	–	–	–	–	2,530,000	7,808,364
Acquisition of subsidiaries	–	–	–	–	–	15,892	15,892
Cash inflows/(outflows)	–	–	–	3,423,981	–	(2,530,000)	893,981
At 31 December 2003	5,278,364	–	–	3,423,981	–	15,892	8,718,237

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

32.	Consolidated cash flow statement (continued)

(c)	Major non-cash transaction

During the year, the Company issued 5,363,572,636 shares in exchange for the 100% shareholdings in HGC and PowerCom. A convertible note of HK$3.2 billion (note 27) was also issued as part of the consideration paid. Pursuant to HKFRS3 and as discussed in note 1, HGC is deemed to be the effective acquirer of Vanda and reverse acquisition is adopted to account for the transaction.

	2004 HK$’000	2003 HK$’000
Fair value of assets/(liabilities) acquired:
Fixed assets	81,860	–
Interest in an associated company	3,235	–
Inventories	28,602	–
Trade, other receivables and prepayments	196,875	–
Bank balances and cash	144,075	–
Trade payables and accrued liabilities	(279,551)	–
Finance lease payables	(162)	–
Interest bearing loans	(151,949)	–
Deferred tax	(632)	–
Minority interests	(6,107)	–
	16,246	–
Goodwill	34,756	–
Deemed consideration	51,002	–
Purchase consideration settled in cash	–	–
Bank balances and cash acquired	144,075	–
Net cash inflow in respect of acquisition	144,075	–

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

32.	Consolidated cash flow statement (continued)

(d)	Acquisition of a subsidiary

	2004 HK$’000	2003 HK$’000
Fair value of assets/(liabilities) acquired
Fixed assets	–	67,915
Pension assets	–	123
Trade, other receivables and prepayments	–	6,835
Bank balances and cash	–	3,382
Trade payables and accrued liabilities	–	(12,625)
Interest bearing loans	–	(15,892)
Due to fellow subsidiaries	–	(75)
Due to an intermediate holding company	–	(4)
	–	49,659
Purchase consideration settled in cash	–	49,659
Bank balances and cash acquired	–	(3,382)
Net cash outflow in respect of acquisition	–	46,277

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

32.	Consolidated cash flow statement (continued)

(e)	Disposal of subsidiaries

	2004 HK$’000	2003 HK$’000
Net assets disposed of:
Fixed assets	8,366	–
Debtors	10	–
Cash and bank balances	835	–
Creditors and taxation	(15,079)	–
Minority interests	(2,543)	–
	(8,411)	–
Gain on disposal	8,652	–
	241	–
Satisfied by:
Cash consideration	241	–
Analysis of net cash outflow in respect of disposal of subsidiaries:

Cash consideration	241	–
Cash and bank balances disposed of	(835)	–
Net cash outflow in respect of disposal	(594)	–

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

33.	Contingent liabilities

	Group		Company
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000

Guarantees given to banks for facilities granted to subsidiaries	169,439	–	169,439	445,635
Guarantees given to suppliers for credit lines granted to subsidiaries	42,100	–	42,100	–
Performance guarantees	4,706	4,167	–	–
Guarantees to CLP Power Hong Kong Limited in lieu of cash deposit	4,000	9,400	–	–
	220,245	13,567	211,539	445,635

34.	Capital commitments

	Group
	2004 HK$’000	2003 HK$’000

Contracted but not provided for	637,922	1,128,950
Authorised but not contracted for	1,539,831	2,008,699
	2,177,753	3,137,649

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

35.	Operating lease arrangements

At 31 December 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group
	2004 HK$’000	2003 HK$’000

Within one year	124,458	120,329
Later than one year and not later than five years	91,544	84,797
Later than five years	11,226	23,554
	227,228	228,680

At 31 December 2004, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	Group
	2004 HK$’000	2003 HK$’000

Within one year	1,282	–
Later than one year and not later than five years	148	–
	1,430	–

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

36.	Material related party transactions

Saved as disclosed in other notes to the financial statements, during the year, the Group also had the following material related party transactions with the affiliates of Hutchison Whampoa Limited and Cheung Kong Holdings Limited (“CKH”).

		2004 HK$’000	2003 HK$’000
Fixed telecommunications services and
IT solutions income	(a)	275,327	262,771
Provision of data centre services income	(b)	19,667	16,234
Rental expenses on lease arrangements	(c)	23,209	22,947
Bill collection services fee expenses	(d)	3,364	3,243
Sharing of services expenses	(e)	9,022	12,400

(a)

Services provided include local and international telecommunications services (including leased line service, mobile interconnection, Internet access bandwidth) and IT solutions (including provision of computer system integration, software and maintenance services). The services were provided in the normal course of business at mutually agreed terms.

(b)	Data centre services include data centre facilities, hardware and software management and co-location services. The services were provided in the normal course of business at mutually agreed terms.

(c)

Various lease and licence agreements have been entered into with various related parties to lease properties for hub sites, warehouses and offices. The lease and licence agreements were entered into at mutually agreed terms.

(d)

An agreement has been entered into between the Group and A.S. Watson Group (HK) Limited (“Watson”) to appoint Watson as an agent to receive customer payments at retail outlets operated by Watson in Hong Kong. The agreement has been entered into on normal commercial terms.

(e)

Fees were paid to Hutchison International Limited and CKH for sharing of services including, among others, legal and regulatory services, company secretarial services, provident fund management services and insurance management services at mutually agreed terms.

Apart from the long term loans due from a fellow subsidiary as mentioned in note 26 and the convertible note mentioned in note 27, the Group also has an unsecured loan from a subsidiary of CKH for an amount of HK$16,808,000. Interest is charged at prevailing market rates and the loan is repayable on 12 March 2009.

The total interest paid during the year for the borrowings mentioned above was HK$103,385,000 (2003: HK$34,433,000).

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

37.	Ultimate holding company

The Directors regard Hutchison Whampoa Limited, a company incorporated and listed in Hong Kong, as being the ultimate holding company.

38.	Approval of accounts

The financial statements were approved by the Board of Directors on 7 March 2005.

39.	Principal subsidiaries

Subsidiaries		Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities

	Interests held directly:

	Vanda (B.V.I.) Limited	British Virgin	Ordinary	100	Investment holding
		Islands	US$50,000

#	PowerCom Network Hong Kong Limited	British Virgin Islands	Ordinary US$200	100	Provision of internet access and communication services
	Interests held indirectly:

#	Access IP Limited	Isle of Man	Ordinary £1	100	Dormant

#	All In Profit International Limited	Hong Kong	Ordinary HK$2	100	Dormant

	Automatic Associates Limited	British Virgin Islands	Ordinary US$1	100	Investment holding

#	Azure Technologies Phils., Inc.	The Philippines	Peso27,000,000	91.7	Distribution of computer hardware, software and the provision of computer support services

	Azure Technologies Pte Ltd.	Singapore	Ordinary S$2,500,000	91.7	Distribution of computer products and provision of information technology consultancy services

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

39.	Principal subsidiaries (continued)

Subsidiaries		Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities

#	Azure Technologies (Malaysia) Sdn. Bhd.	Malaysia	Ordinary RM7,700,000	91.7	Distribution of computer products and the provision of computer support services

#@	Beijing Vanda Suntech Software Engineering Co., Ltd.	PRC, limited liability company	US$1,500,000	100	Manufacture and sale of computer software and provision of related technical consultancy services

#*	Beijing Vanda Yunda IT Services Co., Ltd.	PRC, limited liability company	RMB31,000,000	–	Systems integration and trading of computer products

	BonVision Technology Limited	Hong Kong	Ordinary HK$4,000	100	Dormant

#	Building Management Security Communication Limited	Hong Kong	Ordinary HK$2	100	Dormant

#@	Changchun Vanda Software Engineering Co., Ltd.	PRC, limited liability company	US$500,000	100	Development, design and installation of computer software systems, provision of consultancy and training services and trading of computer products

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

39.	Principal subsidiaries (continued)

Subsidiaries		Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities

#**	Dalian Vanda Software Engineering Co., Ltd	PRC, limited liability company	RMB996,120	60	Design and installation of computer software communications networks and industrial control systems

	Debt Management Limited	British Virgin Islands	Ordinary US$1	100	Collection agency

	Eagle Reach Limited	Bahamas	Ordinary US$2	100	Telecommunications business

	Hazelwood Green Limited	British Virgin Islands	Ordinary US$10,000	100	Investment holdings

	Hutchison Global Communications Limited	Hong Kong	Ordinary HK$20	100	Telecommunications business

	Hutchison Global Communications Investments Limited	British Virgin Islands	Ordinary US$10,000	100	Investment holdings

	Hutchison Global Communications (Malaysia) Sdn. Bhd.	Malaysia	Ordinary RM2	100	Telecommunications business

	Hutchison Global Communications Pte Limited	Singapore	Ordinary S$2	100	Telecommunications business

	Hutchison Global Communications (Taiwan) Limited	Taiwan	Ordinary NTD1,000,000	100	Telecommunications business

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

39.	Principal subsidiaries (continued)

	Subsidiaries	Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities

	Hutchison Global Communications (US) Limited	United States of America	Ordinary US$30	100	Telecommunications business

	Hutchison GlobalCentre Limited	Hong Kong	Ordinary HK$2	100	Data centre facilities services

	Hutchison MultiMedia Services Limited	Hong Kong	Ordinary HK$20	100	Provision of Internet services

	HCL Partnership Holdings Limited	Hong Kong	Ordinary HK$2	100	Investment holding

	International Mega Flow Limited	Bahamas	Ordinary US$2	100	Telecommunications business

	Oppenheim Limited	British Virgin Islands	Ordinary US$1	100	Investment holding

	Polmont Property Investments Limited	British Virgin Islands	Ordinary US$1	100	Investment holding

#	Power Communications Limited	Hong Kong	Ordinary HK$2	100	Dormant

	Robust Connection Limited	Bahamas	Ordinary US$2	100	Telecommunications business

#@	Vanda Computer System Integration (Shanghai) Co., Ltd.	PRC, limited liability company	US$1,050,000	100	Systems integration and trading of computer products

#@	Vanda Computer System Integration (Shenzhan) Co., Ltd.	PRC, limited liability company	US$2,100,000	100	Development, design and installation of computer software systems

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

39.	Principal subsidiaries (continued)

Subsidiaries		Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities

	Vanda Computer Service (Hong Kong) Company Limited	Hong Kong	Ordinary HK$10,000	100	Systems integration and trading of computer products

	Vanda Computer Service (Macau) Company Limited	Macau	Ordinary MOP$500,000	100	Systems integration and trading of computer products

	Vanda Computer & Equipment Company Limited	Hong Kong	Ordinary HK$2 Deferred HK$2,000,000	100	Systems integration and trading of computer products

	Vanda Systems & Communications Limited	Hong Kong	Ordinary HK$2 Deferred HK$300,000	100	Property investment

	Vanda Systems (Singapore) Pte Ltd	Singapore	Ordinary S$7,200,000	91.7	Investment holding

	Vanda Solutions (Singapore) Pte Ltd	Singapore	Ordinary S$652,896	91.7	Provision of information technology consultancy services and trading of computer products

	Vanda Software Engineering Company Limited	Hong Kong	Ordinary HK$1,000,000	100	Development of software

#	Vandacom (Malaysia) Sdn. Bhd.	Malaysia	Ordinary RM500,000	91.7	Provision of technical services and trading of computer products

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Notes to the Accounts

39.	Principal subsidiaries (continued)

Subsidiaries		Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities

	WiseAsia.com Limited	Hong Kong	Ordinary HK$100,000	100	Systems integration and provision of related technical services and trading of computer products

	WiseAsia Computer Service (Macau) Company Limited	Macau	Ordinary MOP$25,000	100	Systems integration and provision of ancillary services and trading of computer products

	World Diversity Limited	Bahamas	Ordinary US$2	100	Investment holding

***	HCL Network Partnership	Hong Kong	HK$10,000	100	Telephone network equipment leasing and provision of ancillary services

#	Audited by public accountants other than PricewaterhouseCoopers. The aggregate net assets of subsidiaries not audited by PricewaterhouseCoopers amounted to approximately 8.4% of the Group’s total assets.

@	All these subsidiaries are registered as wholly-foreign owned enterprises under the prevailing laws in Mainland China.

*	Beijing Vanda Yunda IT Services Co., Ltd. is regarded as a wholly-owned subsidiary of the Company because the Group has control over its financial and operating policies.

**	The subsidiary is established in Mainland China in the form of co-operative joint venture.

***	The partnership is 100% held by the subsidiaries of the Group.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Schedule of Investment Properties

Particulars of the Group’s investment properties as at 31 December 2004 are as follows:

Location	Group’s interest	Existing use	Lease term

a. Unit No. B807, 8th Level,	100%	Commercial	Medium
Block B, Yinhai Building,
250 Caoxi Road,
Xuhui District, Shanghai,
The People’s Republic of China

b. Unit No. 4 (currently renamed as	100%	Commercial	Medium
Unit Nos. 3 and 4),
26th Level,
Minxing Financial Tower,
88 Tidu Street, Qingyang District,
Chengdu, Sichuan Province,
The People’s Republic of China

c. Unit Nos. A901 to A912, 9th Level,	100%	Commercial	Medium
Block A, Vantone New World Plaza,
2-8 Fuchengmenwai Avenue,
Xicheng District, Beijing,
The People’s Republic of China

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Four Year Summary

The historical figures represent financial information of HGC Group for the period from 2001 to 2003 and the Group for 2004. (Please refer to note 1 in the financial statements.)

	2001 HK$’000	2002 HK$’000	2003 HK$’000	2004 HK$’000
Consolidated Profit and Loss Account
Turnover	1,075,165	1,231,712	1,601,130	2,720,610
Profit/(loss) attributable to shareholders	(224,662)	(394,578)	52,840	96,512
Basic earnings/(loss) per share – cents*	(4.61)	(8.09)	1.08	1.48

Consolidated Balance Sheet
Non-current assets
Fixed assets	4,057,057	5,098,734	6,045,145	6,404,430
Goodwill	–	–	–	34,756
Prepaid capacity and maintenance	1,541,509	1,287,633	1,277,627	1,238,455
Prepaid network costs	65,994	97,120	125,458	184,975
Interest in an associated company	–	–	–	3,018
Pension assets	–	3,309	422	670
Long term investment	–	–	–	–
Other investments	–	–	–	–
Total non-current assets	5,664,560	6,486,796	7,448,652	7,866,304
Net current liabilities	(480,654)	(717,468)	(718,024)	(527,233)
Total assets less current liabilities	5,183,906	5,769,328	6,730,628	7,339,071

*	The calculation of basic earnings/(loss) per share for the period from 2001 to 2003 is based on the HGC Group’s profit/(loss) attributable to shareholders and the deemed ordinary shares outstanding of 4,875,000,000 shares.

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Four Year Summary

	2001 HK$’000	2002 HK$’000	2003 HK$’000	2004 HK$’000

Non-current liabilities
Finance lease payable	–	–	–	90
Long term loan from an intermediate holding company	–	–	3,423,981	–
Long term loans from a fellow subsidiary	174	174	–	3,865,828
Convertible note	–	–	–	3,200,000
Bank and other loans	1,550,000	2,530,000	14,653	31,199
Deferred tax	–	–	–	265
Total non-current liabilities	1,550,174	2,530,174	3,438,634	7,097,382
Minority interests	–	–	–	5,162
Net assets	3,633,732	3,239,154	3,291,994	236,527
Capital and reserves
Issued equity	5,278,364	5,278,364	5,278,364	2,125,569
Reserves	(1,644,632)	(2,039,210)	(1,986,370)	(1,889,042)
Shareholders’ funds	3,633,732	3,239,154	3,291,994	236,527

Hutchison Global Communications Holdings Limited ANNUAL REPORT 2004

Information for Shareholders

Listing

The Company’s ordinary shares are listed on The Stock Exchange of Hong Kong Limited

Stock Code

The Stock Exchange of Hong Kong Limited	757

Financial Calendar

Closure of Register of Members	29 April 2005 – 5 May 2005
2005 Annual General Meeting	5 May 2005
2005 Interim Results	August 2005

Registered Office

Clarendon House

Church Street

Hamilton HM 11

Bermuda

Telephone: +441 295 1422

Facsimile:  +441 292 4720

Head Office and Principal Place of Business

22nd Floor, Hutchison House

10 Harcourt Road, Hong Kong

Telephone: +852 2128 1188

Facsimile:  +852 2128 1778

Business Address in Hong Kong

19th Floor, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Telephone: +852 2128 2828

Facsimile:  +852 2128 3388

Bermuda Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited

Rosebank Centre

11 Bermudiana Road

Pembroke, Bermuda

Telephone: +441 295 1111

Facsimile:  +441 295 6759

Hong Kong Branch Share Registrars

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17th Floor

Hopewell Centre, 183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +852 2862 8628

Facsimile:  +852 2865 0990

Investor Information

Corporate press releases, financial reports and other investor information on the Group are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Senior Manager, Public Relations

19th Floor, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Telephone: +852 2128 3100

Facsimile:  +852 2187 2055

Website Address

www.hgch.com.hk